SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: April 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .)

Enclosed:

Notice of Annual Meeting of the Shareholders
Management Proxy Circular
Proxy
Supplemental Return Card
Shareholder Consent to Delivery of Electronic Materials
Confirmation of Mailing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: April 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Notice of Annual Meeting of the Shareholders

and

Management Proxy Circular

of

IVANHOE MINES LTD.

DATED: March 11, 2005

IVANHOE MINES LTD.

Notice of Annual General Meeting of Shareholders

May 10, 2005

NOTICE IS HEREBY GIVEN that an Annual General Meeting of shareholders of Ivanhoe Mines Ltd. (the “Corporation”) will be held on Tuesday, May 10, 2005, at 9:00 a.m. local time, in the Terminal City Club, Atkins/Ceperley Room, 837 West Hastings Street, Vancouver, British Columbia for the following purposes:

1.	to receive the annual report of the directors to the shareholders;

2.	to receive the audited consolidated financial statements of the Corporation for the year ended December 31, 2004 and the auditors’ report thereon;

3. to elect directors for the ensuing year;

4.	to appoint auditors for the ensuing year and to authorize the directors to fix the auditors’ remuneration;

5.	To consider, and if thought advisable, to pass an ordinary resolution authorizing the Corporation to amend and restate the Employees’ and Directors’ Equity Incentive Plan (the “Plan”) to (i) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance pursuant to the terms and conditions of the Plan from 20,000,000 to 29,000,000 Common Shares; and (ii) to reflect certain technical amendments to the Plan; and

6.	to transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed March 23, 2005 as the Record Date for the determination of shareholders entitled to notice of, and to vote at, this Annual General Meeting and at any adjournment thereof.

A Management Proxy Circular, Form of Proxy, the Audited Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2004 and return envelope accompany this Notice of Meeting.

A shareholder, who is unable to attend the Meeting in person and who wishes to ensure that such shareholder’s shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of proxy and deliver it by facsimile, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Management Proxy Circular.

Dated at Vancouver, British Columbia, this 11th day of March, 2005.

BY ORDER OF THE BOARD
“Beverly A. Bartlett”

Corporate Secretary

IVANHOE MINES LTD.
World Trade Centre
Suite 654 – 999 Canada Place
Vancouver, British Columbia, V6C 3E1

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished to the holders of common shares (“shareholders”) of IVANHOE MINES LTD. (the “Corporation”) by management of the Corporation in connection with the solicitation of proxies to be voted at the Annual General Meeting (the “Meeting”) of the shareholders to be held at 9:00 AM, local time, on May 10, 2005 in the Terminal City Club, Atkins/Ceperley Room, 837 West Hastings Street, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting.

The solicitation of proxies by management will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

The board of directors of the Corporation has fixed the close of business on March 23, 2005 as the record date, being the date for the determination of the registered shareholders entitled to receive notice of, and to vote at, the Meeting (the “Record Date”).

Unless otherwise stated, the information contained in this Management Proxy Circular is as of March 11, 2005. All dollar amounts are expressed in Canadian dollars (“Cdn.$”) or United States dollars (“U.S.$”) as indicated.

APPOINTMENT OF PROXYHOLDERS

A shareholder entitled to vote at the Meeting may, by means of a proxy, appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, to attend and act at the Meeting for the shareholder and on the shareholder’s behalf.

The individuals named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder may appoint, as proxyholder or alternate proxyholder, a person or persons other than any of the persons designated in the enclosed form of proxy, and may do so either by inserting the name or names of such persons in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

An appointment of a proxyholder or alternate proxyholders will not be valid unless a form of proxy making the appointment, signed by the shareholder or by an attorney of the shareholder authorized in writing, (a “Proxy”) is deposited with CIBC Mellon Trust Company, by facsimile (604) 688-4301 or (416) 363-9524, by mail to P.O. Box 1900, Vancouver, British Columbia, V6E 3X1, or 200 Queens Quay East, Unit 6, Toronto,

Ontario, M5A 4K9, or by hand, to Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

REVOCATION OF PROXIES

A shareholder who has given a Proxy may revoke the Proxy

(a)	by depositing an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing

(i)	with CIBC Mellon Trust Company, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used,

(ii)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or an adjournment thereof, at which the Proxy is to be used,

(iii)	with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or

(b)	in any other manner provided by law.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

EXERCISE OF DISCRETION

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction in respect of a particular matter, such shares will be voted in favour of such matter. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As of the date of this Management Proxy Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Yukon Business Corporations Act (the “YBCA”) a majority of the votes cast by shareholders at the Meeting is required to pass an ordinary resolution and a majority of two-thirds of the votes cast at the Meeting is required to pass a special resolution.

Shareholders will also be asked to elect directors and appoint auditors for the ensuing year. If there are more nominees for election as directors or appointment as the Corporation’s auditors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

At the Meeting, shareholders will be asked to consider and, if deemed warranted, to pass an ordinary resolution, the full text of which is set out under “Particulars of Matters to be Acted Upon – Equity Incentive Plan Resolution” in this Management Proxy Circular (the “Equity Incentive Plan Resolution”), authorizing the Corporation to amend and restate the Employee’s and Directors’ Equity Incentive Plan to (i) increase the maximum number of Common Shares of the Corporation which may be allocated for issuance pursuant to the terms and conditions of the Plan from 20,000,000 to 29,000,000 Common Shares; and (ii) reflect certain technical amendments to the Plan. The Equity Incentive Plan Resolution is an ordinary resolution and, as such, requires approval by a majority of the votes cast by shareholders at the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. Shares beneficially owned by a Non-Registered Shareholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares of the Corporation (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with applicable securities law requirements, the Corporation will have distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the request form (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either be given:

(a)	a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Corporation, c/o CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 Hastings Street, Vancouver, British Columbia, V6E 3K9.or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of the Corporation they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a form of proxy or voting instruction form given to an Intermediary by contacting the Intermediary through which the Non-Registered Shareholder’s common shares of the Corporation are held and following the instructions of the intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or voting instruction form, the written notice should be received by the Intermediary well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

The Corporation’s authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.

As of March 11, 2005, the Corporation had issued 293,747,721 fully paid and non-assessable Common Shares without par value, each carrying the right to one vote. As of such date, no Preferred Shares were issued or outstanding.

A holder of record of one or more Common Shares on the securities register of the Corporation on the Record Date who either attends the Meeting personally or deposits a Proxy in the manner and subject to the provisions described above will be entitled to vote or to have such share or shares voted at the Meeting, except to the extent that

(a)	the shareholder has transferred the ownership of any such share after the Record Date, and

(b)	the transferee produces a properly endorsed share certificate for, or otherwise establishes ownership of, any of the transferred shares and makes a demand to CIBC Mellon Trust Company no later than 10 days before the Meeting that the transferee’s name be included in the list of shareholders in respect thereof.

To the knowledge of the directors and senior officers of the Corporation, the only persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the outstanding

Common Shares of the Corporation, the approximate number of Common Shares so owned, controlled or directed and the percentage of voting shares of the Corporation represented by such shares and the share ownership by the current directors and senior officers of the Corporation as a group are:

	Number of Shares Owned,	Percentage of
Name and Address	Controlled or Directed	Shares Outstanding
Robert M. Friedland Hong Kong	100,834,334 (1)	34.33%
Directors and Officers as a group(2)	101,470,255 (3)	34.54%

(1)	Common Shares are held directly and indirectly through Newstar Securities SRL, a company beneficially owned and controlled by Mr. Friedland, and Goldamere Holdings SRL, a company beneficially owned and controlled as to 88.93% by Mr. Friedland.

(2)	Common Shares held by the directors and senior officers as a group do not include 5,579,000 unissued Common Shares issuable upon the exercise of incentive stock options.

(3)	Includes 100,834,334 Common Shares held directly and indirectly by Robert M. Friedland.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, any proposed nominee for director of the Corporation or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as disclosed in this Information Circular.

ELECTION OF DIRECTORS

Term of Office

The term of office of each of the current 11 directors will end at the conclusion of the Meeting. Unless a director’s office is earlier vacated in accordance with the provisions of the YBCA, each director elected will hold office until the conclusion of the next annual meeting of the Corporation or, if no director is then elected, until a successor is elected.

Management Nominees

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Corporation and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Corporation, the number of Common Shares of the Corporation beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 11, 2005, the number of options to purchase Common Shares of the Corporation held by each as at March 11, 2005, and directors’ fees paid for the year ended December 31, 2004.

			Shares	Securities	Fees Paid
			Beneficially	Under	For Year
			Owned,	Options	Ended
		Period as a Director of	Controlled or	Vested/	Dec. 31, 2004
Name and Position	Principal Occupation, Business or Employment(1)	the Corporation	Directed(1)(2)	Unvested	(Cdn.$)
ROBERT M. FRIEDLAND Hong Kong Chairman and Chief Executive Officer and Director	Chairman and Chief Executive Officer of the Corporation (March 1994 – present); Chairman and President, Ivanhoe Capital Corporation, a Singapore based venture capital company principally involved in establishing and financing international mining and exploration companies	since March 1994	100,834,334	1,500,000/ NIL	N/A
R. EDWARD FLOOD Ketchum, Idaho Deputy Chairman and Director	Deputy Chairman of the Corporation (May 1999 – present); Senior Mining Analyst, Haywood Securities Inc. (May 1999 – November 2001), President of the Corporation (1995 – 1999)	since March 1994	279,081	385,000/ 200,000	N/A
JOHN MACKEN Termonfeckin, Co. Louth Ireland President and Director	President, Ivanhoe Mines Ltd. (January 2004 – present); Consultant (2000 – January, 2004); Senior Vice President of Freeport McMoran Copper & Gold (1996 – 2000)	since January 2004	NIL	900,000/ 1,100,000	N/A
DAVID HUBERMAN Vancouver, B.C., Canada Lead Director	President, Coda Consulting Corp. (1993 – present); prior thereto, Senior Partner, Freeman & Company, barristers & solicitors	since September 2003	20,000	100,000/ 175,000	78,600
JOHN WEATHERALL Toronto, Ontario, Canada Director	President, Scarthingmoor Assets Management Inc. (1996 – present)	since June 1996	50,500	44,000/ 55,000	43,600
KJELD THYGESEN London, England Director	Managing Director of Lion Resource Management (1989 – present)	since February 2001	NIL	150,000/ 25,000	19,800
HON. ROBERT HANSON London, England Director	Chairman of Hanson Capital Limited (1998 – present); Chairman of Hanson Transport Group (1990 – present)	since February 2001	NIL	150,000/ 25,000	18,600
DR. MARKUS FABER Hong Kong Director	Managing Director, Marc Faber Ltd. (investment advisory firm and fund manager) (1990 – present) Chairman, Pacific Endeavours Corporation (private investment and consulting company) (1986 – present);	since February 2002	20,000	60,000/ 45,000	18,600
JOHN BRUK Vancouver, B.C., Canada Director	formerly President, Cyprus Anvil Mining Corp.; Deputy Chairman, Trilon Bancorp Inc.; Deputy Chairman, China Investment & Development Co.	since August 2004	NIL	NIL/ 25,000	17,400

			Shares	Securities	Fees Paid
			Beneficially	Under	For Year
			Owned,	Options	Ended
		Period as a Director of	Controlled or	Vested/	Dec. 31, 2004
Name and Position	Principal Occupation, Business or Employment(1)	the Corporation	Directed(1)(2)	Unvested	(Cdn.$)
HOWARD R. BALLOCH Beijing, China Director	President, The Balloch Group (July 2001 – present); President, Canada China Business Council (July 2001 – present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 – July 2001) Chief Financial Officer of the Corporation (June 1999 –	since March 2005	NIL	40,000/ 65,000	N/A
PETER G. MEREDITH Vancouver, B.C., Canada Chief Financial Officer and Director	November 2001; May 2004 – present); Chief Financial Officer, Ivanhoe Capital Corporation (1996 – present); prior thereto, Senior Partner, Deloitte & Touche, chartered accountants	since March 2005	40,924	120,000/ 190,000	N/A

(1)	The information as to principal occupation, business or employment and shares beneficially owned, controlled or directed by a nominee is not within the knowledge of the management of the Corporation and has been furnished by the nominee.

(2)	Does not include unissued common shares issuable upon the exercise of incentive stock options. See “Voting Shares”.

Additional information with respect to securities under options held by management’s nominees for directors is as follows:

Securities
Under
Options Vested/
Name	Unvested	Vested	Unvested
ROBERT M. FRIEDLAND	1,500,000/NIL	1,500,000 granted January 25, 2001, at Cdn.$1.20, expire January 25, 2006.	N/A
R. EDWARD FLOOD	385,000/200,000	385,000 granted September 24, 2001, at Cdn.$1.60, expire September 24, 2006.	200,000 granted September 24, 2001, at Cdn.$1.60, expire September 24, 2006. Vests September 24, 2005.
JOHN MACKEN	500,000/500,000	500,000 granted November 1, 2003 at Cdn.$12.70, expire November 1, 2013.	500,000 granted November 1, 2003 at Cdn.$12.70, expire November 1, 2013. 250,000 to vest on November 1, 2005 and 250,000 to vest on November 1, 2006.
	400,000/600,000	400,000 granted March 30, 2004 at Cdn.$7.78, expire March 30, 2014.	600,000 granted March 30, 2004 at Cdn.$7.78, expire March 30, 2014. 300,000 to vest on March 10, 2006 or with the delivery of the Oyu Tolgoi bankable feasibility study; 300,000 to vest on March 10, 2007 or upon commencement of commercial production at Oyu Tolgoi.
DAVID HUBERMAN	100,000/150,000	100,000 granted September 16, 2003, at Cdn.$6.75, expire September 16, 2008.	150,000 granted September 16, 2003, at Cdn.$6.75, expire September 16, 2008. 50,000 to vest on September 16, 2005; 50,000 to vest on September 16, 2006; 50,000 to vest on September 16, 2007.
	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.
JOHN WEATHERALL	24,000/NIL	24,000 granted January 25, 2001, at Cdn.$1.20, expire January 25, 2006.	N/A
	20,000/30,000	20,000 granted June 12, 2003, at Cdn.$3.25, expire June 12, 2008.	30,000 granted June 12, 2003, at Cdn.$3.25, expire June 12, 2008. 10,000 to vest on June 12, 2005; 10,000 to vest on June 12, 2006; 10,000 to vest on June 12, 2007.
	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.

Securities
Under
Options Vested/
Name	Unvested	Vested	Unvested
KJELD THYGESEN	150,000/NIL	150,000 granted February 5, 2001, at Cdn.$1.20, expire February 5, 2006.	N/A
	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.
HON. ROBERT HANSON	150,000/NIL	150,000 granted February 5, 2001, at Cdn.$1.20, expire February 5, 2006.	N/A
	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.
DR. MARKUS FABER	60,000/20,000	60,000 granted February 5, 2002, at Cdn.$3.05, expire February 5, 2007.	20,000 granted February 5, 2002, at Cdn.$3.05, expire February 5, 2007. Vests February 5, 2006.
	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.
JOHN BRUK	NIL/25,000	N/A	25,000 granted September 3, 2004, at Cdn.$7.00, expire September 3, 2009. Vests September 3, 2005.
HOWARD R. BALLOCH	40,000/40,000	40,000 granted September 6, 2002, at Cdn.$3.25, expires September 6, 2007	40,000 granted September 6, 2002, at Cdn.$3.25, expires September 6, 2007. 20,000 to vest on September 6, 2005; 20,000 to vest on September 6, 2006.
	NIL/25,000	N/A	25,000 granted March 11, 2005, at Cdn.$10.51, expire March 11, 2010. Vests March 11, 2006.
PETER G. MEREDITH	60,000/NIL	60,000 granted January 25, 2001, at Cdn.$1.20, expire January 25, 2006.	N/A
	20,000/30,000	20,000 granted February 4, 2004, at Cdn.$7.69, expire February 4, 2009.	30,000 granted February 4, 2004, at Cdn.$7.69, expire February 4, 2009. 10,000 to vest on February 4, 2006; 10,000 to vest on February 4, 2007; 10,000 to vest on February 4, 2008.
	40,000/160,000	40,000 granted on May 14, 2004, at Cdn.$8.20, expire on May 14, 2009.	160,000 granted on May 14, 2004, at Cdn.$8.20, expire on May 14, 2009. 40,000 to vest on May 14, 2005; 40,000 to vest on May 14, 2006; 40,000 to vest on May 14, 2007; 40,000 to vest on May 14, 2008.

Management’s nominees for director also serve as directors of the following public companies:

ROBERT M. FRIEDLAND	Ivanhoe Energy Inc. (TSX; NASDAQ)
R. EDWARD FLOOD	Ivanhoe Energy Inc. (TSX; NASDAQ); Jinshan Gold Mines Inc. (TSX-V); Asia Gold Corp. (TSX-V); Olympus Pacific Minerals Inc. (TSX-V); American Gold Capital Corp. (TSX-V).
JOHN MACKEN	N/A
DAVID HUBERMAN	N/A
JOHN WEATHERALL	Stratic Energy Corporation (TSX)
KJELD THYGESEN	Resources Investment Trust PLC (LSE); Superior Mining Corporation (TSX-V)
HON. ROBERT HANSON	N/A
DR. MARKUS FABER	N/A
JOHN BRUK	N/A
HOWARD R. BALLOCH	Methanex Corporation (TSX; NASDAQ); Zi Corporation (TSX; NASDAQ); Magic Lantern Group, Inc. (AMEX); Tiens Bio-Tec USA Ltd. (OTCBB)
PETER G. MEREDITH	Entrée Gold Inc. (TSX-V); Jinshan Gold Mines Inc. (TSX-V); Olympus Pacific Minerals Inc. (TSX-V); Asia Gold Corp. (TSX-V); Great Canadian Gaming Corporation (TSX)

Independence of the Board

The following table sets forth the “related” or “unrelated” status of the Directors of the Corporation pursuant to the Toronto Stock Exchange’s corporate governance guidelines, as more fully discussed under “Corporate Governance – Board Composition” below.

Unrelated Directors	Related Directors
David Huberman(1)	Robert M. Friedland(2)
John Weatherall	R. Edward Flood(3)
Markus Faber	John Macken(4)

Unrelated Directors	Related Directors
Robert Hanson	Peter Meredith(5)
Kjeld Thygesen	Howard Balloch(6)
John Bruk

(1)	Mr. Huberman is Lead Director of the Corporation.

(2)	Mr. Friedland is Chairman and Chief Executive Officer of the Corporation.

(3)	Mr. Flood is Deputy Chairman and an inside director of the Corporation.

(4)	Mr. Macken is President of the Corporation.

(5)	Mr. Meredith is Chief Financial Officer of the Corporation.

(6)	Mr. Balloch is presently considered to be a related director by virtue of a previous consulting relationship with the Corporation. See “Corporate Governance – Board Composition”.

Board Committees

The committees of the Board of Directors of the Corporation consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, and, effective March 11, 2005, an Executive Committee. The members of the Audit Committee are John Weatherall, Kjeld Thygesen and Markus Faber. The members of the Compensation and Benefits Committee are Kjeld Thygesen, Robert Hanson, David Huberman and John Bruk. The members of the Nominating and Corporate Governance Committee are John Weatherall, Kjeld Thygesen, Robert Hanson, Markus Faber, David Huberman and John Bruk. The members of the Executive Committee are Robert Friedland, John Macken and David Huberman.

Summary of Board and Committee Meetings Held

The following table summarizes Board and Committee meetings held during the year ended December 31, 2004:

Board of Directors	8
Audit Committee	7
Compensation & Benefits Committee	6
Nominating & Corporate Governance Committee	5

During 2004, five meetings of the Board, four meetings of the Audit Committee, three meetings of the Compensation & Benefits Committee and two meetings of the Nominating & Corporate Governance Committee were held by teleconference. In addition, there were 28 resolutions in writing of the Board, and two resolutions in writing of the Audit Committee, passed in 2004. Resolutions in writing must be executed by all of the directors entitled to vote on a matter.

Attendance of Board and Committee Members

The following table summarizes the attendance of Board and Committee members during the year ended December 31, 2004:

								% of
						% of	Nominating	Nominating
					Compensation	Compensation	& Corporate	& Corporate
			Audit	% of Audit	& Benefits	& Benefits	Governance	Governance
	Board	% of Board	Committee	Committee	Committee	Committee	Committee	Committee
	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings	Meetings
Name	Attended	Attended	Attended	Attended	Attended	Attended	Attended	Attended
Robert M. Friedland(1)	7 of 8	87.5%	n/a	n/a	n/a	n/a	n/a	n/a
R. Edward Flood(1)	6 of 8	75%	n/a	n/a	n/a	n/a	n/a	n/a
John Macken(1)	7 of 8	87.5%	n/a	n/a	n/a	n/a	n/a	n/a
David Huberman	8 of 8	100%	n/a	n/a	6 of 6	100%	5 of 5	100%
John Weatherall	8 of 8	100%	7 of 7	100%	n/a	n/a	5 of 5	100%
Kjeld Thygesen	8 of 8	100%	7 of 7	100%	6 of 6	100%	5 of 5	100%
Robert Hanson	6 of 8	75%	n/a	n/a	6 of 6	100%	5 of 5	100%
Markus Faber(2)	6 of 8	75%	4 of 7	57%	n/a	n/a	1 of 2	50%
John Bruk(3)	4 of 4	100%	n/a	n/a	n/a	n/a	1 of 1	100%
Gordon L. Toll(4)	6 of 8	75%	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Messrs. Flood, Friedland and Macken are not members of any Committee of the Board.

(2)	Markus Faber was appointed as a member of the Nominating & Corporate Governance Committee on May 13, 2004.

(3)	John Bruk was appointed as a director and member of the Nominating and Corporate Governance Committee on August 12, 2004.

(4)	Gordon Toll ceased to be a director on December 31, 2004.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP, Chartered Accountants, will be nominated at the Meeting for re-appointment as auditors of the Corporation at a remuneration to be fixed by the Board of Directors. Deloitte & Touche LLP have been the Corporation’s auditors since January 1995.

Total fees paid to Deloitte & Touche LLP in 2004 were Cdn.$1,336,000, of which Cdn.$957,000 was paid in audit fees, Cdn.$10,000 for audit-related fees, and Cdn.$369,000 for tax advisory fees.

PARTICULARS OF MATTERS TO BE ACTED UPON

Amended and Restated Equity Incentive Plan

     Purpose

The Corporation is seeking authorization from its shareholders at the Meeting to amend and restate the Corporation’s existing Employees’ and Directors’ Equity Incentive Plan (the “Existing Plan”) to increase the maximum number of Common Shares of the Corporation which may be allocated for issuance from 20,000,000 to 29,000,000 Common Shares and to reflect certain technical amendments to the Existing Plan as more particularly described below and as set out in the proposed Amended and Restated (2005) Employees’ and Directors’ Equity Incentive Plan (the “Amended Plan”) appended to this Management Proxy Circular as Schedule B. The Toronto Stock Exchange has approved the Amended Plan, subject to approval by the shareholders at the Meeting.

     Summary of Existing Plan

     Overview

The Existing Plan has three components: an Option Plan, which provides for the grant to eligible participants of incentive stock options exercisable to purchase Common Shares of the Corporation, a Bonus Plan, which provides for awards of fully paid Common Shares to eligible participants as and when determined to be warranted on the basis of past performance and a Purchase Plan, under which eligible participants have the opportunity to purchase Common Shares through payroll deductions which are supplemented by Corporation contributions.

Since its inception in 1996, the Existing Plan has, by its terms, been administered by the Board. Participation in the Existing Plan is limited to directors, officers, employees and service providers of the Corporation and its affiliates (“participants”).

     Option Plan

     Option Grants

The Option Plan authorizes the Board to grant options to purchase Common Shares. The number of Common Shares, the exercise price per Common Share, the vesting period and any other terms and conditions of options granted pursuant to the Option Plan, from time to time are determined by the Board at the time of the grant, subject to the defined parameters of the Option Plan.

     Exercise Price

The exercise price of any option granted under the Existing Plan cannot be less than the weighted average price of the Common Shares on the Toronto Stock Exchange for the five days on which Common Shares were traded immediately preceding the date of grant.

     Exercise Period and Vesting

Options are exercisable for a period of time determined by the Board not exceeding ten years from the date the option is granted. Options may be earlier terminated in the event of death or termination of employment or appointment. Vesting of options is determined by the Board. Failing a specific vesting determination by the Board, options automatically become exercisable incrementally over a period of three years from the date of grant, as to one-third of the total number of shares under option in each such year. The right to exercise an option may be accelerated in the event a takeover bid in respect of the common shares is made.

     Cashless Exercise

Share appreciation rights may also be granted, at the discretion of the Board, to an optionee in conjunction with, or at any time following the grant of, an option. Share appreciation rights under the Existing Plan effectively allow an optionee to exercise an option on a “cashless” basis by electing to relinquish the right to exercise the option and receive, in lieu thereof, a number of fully paid Common Shares. The number of Common Shares issuable on the exercise of share appreciation rights is equal to the quotient obtained by dividing the difference between the aggregate fair market value and the aggregate option price of all Common Shares subject to the option by the fair market value of one (1) Common Share.

     Financial Assistance

The Board may, in its discretion but subject to applicable law, authorize the Corporation to make loans to employees to assist them in exercising options. The terms of any such loans include security, in favour of the Corporation, in the Common Shares issued upon exercise of the options, which security may be granted on a non-recourse basis. No such loans are currently outstanding.

     Bonus Plan

The Bonus Plan permits the Board to authorize the issuance, from time to time, of Common Shares to employees and directors of the Corporation and its affiliates. The criteria for determining if and when such awards should be made and the quantum of such awards is within the discretion of the Board. The Bonus Plan provides for the issuance of a maximum of 2,000,000 Common Shares in respect of bonus awards. Common Shares allocated to the Bonus Plan may be reallocated for issuance under the Option Plan or Purchase Plan and are then no longer available for issuance under the Bonus Plan.

     Purchase Plan

     Participation Criteria

Participants in the Purchase Plan are full-time employees of the Corporation who have completed at least one year (or less, at the discretion of the Board) of continuous service and who elect to participate.

     Contribution Limits

Eligible employees are entitled to contribute up to seven per cent (7%) of their annual basic salary to the Share Purchase Plan in semi-monthly instalments. The Corporation makes a contribution of up to one hundred per cent (100%) of the employee’s contribution on a quarterly basis.

     Number of Shares

Each participant receives, at the end of each calendar quarter during which he or she participates in the Purchase Plan, a number of Common Shares equal to the quotient obtained by dividing the aggregate amount of all contributions to the Purchase Plan by the participant, and by the Corporation on the participant’s behalf, during the preceding quarter by the weighted average trading price of the Common Shares on the Toronto Stock Exchange during the quarter.

     Termination of Employment

If the participant’s employment with the Corporation is terminated for any reason, any portion of the participant’s contribution then held in trust for a participant pending a quarterly purchase of Common Shares is returned to him or her or to his or her estate.

     Transferability

Benefits, rights and options under the Existing Plan are non-transferable and during the lifetime of an Existing Plan participant, may only be exercised by such participant.

     Amendment Procedure

The Board has the right to amend, modify or terminate the Existing Plan, in whole or in part, at any time if and when deemed advisable in the absolute discretion of the Board of Directors. However, any amendment to the Existing Plan which would materially increase the benefits under the Existing Plan, materially modify the requirements as to eligibility for participation in the Existing Plan or materially increase the number of Common Shares that may be issued or reserved for issuance under the Existing Plan will be effective only upon the approval of the shareholders of the Corporation, and, if required, the approval of any regulatory body having jurisdiction over the securities of the Corporation and the approval of any stock exchange on which the Common Shares are then listed for trading.

     Share Issuance Limits

The aggregate maximum number of Common Shares which the Corporation may, from time to time, issue or reserve for issuance under the Existing Plan is 20,000,000 Common Shares. The aggregate number of Common Shares which the Corporation may at any time reserve for issuance under the Existing Plan to any one person may not exceed five per cent (5%), and to Insiders under the Existing Plan may not exceed ten per cent (10%), of the issued and outstanding Common Shares at such time. The aggregate number of Common Shares that may be issued within any one-year period to Insiders under the Existing Plan shall not exceed ten per cent (10%), and to any one Insider and his or her Associates under the Existing Plan may not exceed five per cent (5%), of the issued and outstanding Common Shares at such time.

     Securities Issued and Unissued under the Existing Plan

There are currently 293,747,721 Common Shares of the Corporation issued and outstanding. Since the date of inception of the Existing Plan on June 26, 1996, the 20,000,000 Common Shares authorized for issuance under the Existing Plan have been issued or reserved for issuance as follows:

		% of Issued
		and
		Outstanding
		Common
	Number of Common Shares	Shares
Common Shares previously issued upon exercise of options under Option Plan	9,607,929	3.27%
Common Shares reserved for future issuance pursuant to unexercised options under Option Plan	9,085,223	3.09%
Common Shares previously issued pursuant to Purchase Plan	554,840	0.19%
Common Shares previously issued pursuant to Bonus Plan	704,463	0.24%
Unissued Common Shares available for future awards under Bonus Plan	1,298,537	0.44%
Unissued Common Shares available for future option grants under Option Plan and purchases under Purchase Plan	50,545	0.02%
Maximum number of Common Shares available for issuance	20,000,000	6.8%

     Proposed Amendments

     Maximum Number of Shares

The Existing Plan provides that the aggregate number of Common Shares that may be issued or reserved for issuance may not exceed 20,000,000 Common Shares.

The Corporation believes that incentive stock options are a valuable mechanism for incentivizing the Corporation’s existing employees, attracting new employees and aligning their interests with those of the Corporation’s shareholders. To provide the Corporation with the continued flexibility of granting incentive stock options under the Option Plan, the Corporation is seeking approval from the shareholders at the Meeting to increase the number of Common Shares of the Corporation issuable under the Existing Plan to a maximum of 29,000,000 Common Shares, which would represent 9.87% of the Common Shares currently issued and outstanding.

     Plan Administration

The Corporation also believes that the Existing Plan should be modified to reflect the role played by the Compensation and Benefits Committee of the Board (the “Compensation Committee”). The Board has effectively delegated overall responsibility for administering the Existing Plan to the Compensation Committee, which currently consists of four unrelated directors. In order to formalize the Compensation Committee’s authority and responsibilities under the terms of the Amended Plan, the Corporation proposes to formally provide, under the terms of the Amended Plan, that the Amended Plan will be administered by the Compensation Committee, that the Committee will have the power, where consistent with the general purpose and intent of the Amended Plan, to adopt rules and regulations and make determinations relating to the administration of the Amended Plan, and to otherwise exercise the powers granted to the Compensation Committee by the Board and under the Amended Plan. The proposed amendments to terms of the Amended Plan relating to its administration are also intended to clarify that, notwithstanding the Compensation Committee’s role in administering the Amended Plan, all incentive stock options and other awards under the Amended Plan are subject to the approval of the Board.

     Other Amendments

Certain changes to the Existing Plan proposed in the Amended Plan reflect prevailing practice under the Existing Plan. In particular, the Amended Plan provides that the term of an option granted thereunder will be five years unless otherwise determined by the Board on the recommendation of the Compensation Committee. The Existing Plan provides for an option term of up to 10 years. The Amended Plan also provides that, unless otherwise determined by the Board on the recommendation of the Compensation Committee, options will vest at the rate of 20% per year, commencing at the date of grant. The Existing Plan provides for options to vest from the date of grant at the rate of 33 1/3% per year. A number of additional non-material technical amendments to the Existing Plan have been proposed in the Amended Plan. These reflect recent changes to Toronto Stock Exchange rules security based compensation arrangements. Shareholders should refer to the specific text of the Amended Plan appended as Schedule B to this Management Information Circular.

     Equity Incentive Plan Resolution

At the Meeting the shareholders of the Corporation will be asked to approve the Equity Incentive Plan Resolution, the text of which is attached as Schedule “A”.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed below or elsewhere in this Management Proxy Circular, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.

At the end of 2004 and 2003, subsidiaries of the Corporation holding the Savage River iron ore project owed approximately U.S.$5.1 million to Mr. Robert M. Friedland, Chairman and Chief Executive Officer of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately U.S.$111 million from the sale of the Savage River operations.

The Corporation is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost-recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2004, the Corporation’s share of these costs was US$9,963,000. The companies with which the Corporation is a party to the cost sharing agreements, and Mr. Friedland’s ownership interest in each of them, are as follows:

R.M. Friedland
Corporation Name	Ownership Interest
Ivanhoe Energy Inc.	27.47%
Ivanhoe Capital Corporation	100%
Ivanhoe Nickel & Platinum Ltd.	50.06%
Jinshan Gold Mines Inc.	(1)
Asia Gold Corp.	(1)

(1)	Mr. Friedland owns 34.33% of the Common Shares of the Corporation, which owns 38.51% of the common shares of Jinshan Gold Mines Inc. and 51.08% of the common shares of Asia Gold Corp.

The shared and other expenditures for the last two years were as follows:

	U.S.$(000)
	Years ended December 31,
	2004	2003

Exploration	2,198	1,768
Legal	468	—
Office and administrative	2,057	1,834
Salaries and benefits	2,239	1,372
Travel (including aircraft rental)	3,001	2,636

	9,963	7,610

EXECUTIVE COMPENSATION

In accordance with the requirements of applicable securities legislation in Canada, the following executive compensation disclosure is provided as at December 31, 2004, in respect of the Chief Executive Officer, Chief Financial Officer and each of the Corporation’s three executive officers whose annual compensation exceeded Cdn.$150,000 in the year ended December 31, 2004 (collectively, the “Named Executive Officers”). During the year ended December 31, 2004, the aggregate compensation paid to all officers of the Corporation who received more than Cdn.$40,000 in aggregate compensation during such period was Cdn.$2,188,000.

Summary Compensation Table

The following table sets forth a summary of all compensation paid during the years ending December 31, 2002, 2003 and 2004 to each of the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
					Securities	Restricted
				Other	Under	Shares or
				Annual	Options/	Restricted		All Other
				Compen-	SARs	Share	LTIP	Compen-
Name and		Salary	Bonus	sation	Granted	Units	Payout	sation
Principal Position*	Year	(U.S.$)	(U.S.$)	(U.S.$)(1)	(#)	(U.S.$)	(U.S.$)	(U.S.$)

ROBERT FRIEDLAND Chairman and Chief Executive Officer	2004 2003 2002	- - -	- - -	- - -	- - -	- - -	- - -	549(2) 877(2) 521(2)

PETER MEREDITH (4) Chief Financial Officer	2004 2003 2002	243,053 n/a n/a	- n/a n/a	- n/a n/a	250,000 n/a n/a	- n/a n/a	- n/a n/a	10,602(3) n/a n/a

PIERRE MASSE (5) Vice-President and Treasurer	2004 2003 2002	145,875 110,442 92,525	- - -	- - -	75,000 - -	- - -	- - -	5,780(3) 4,476(3) 3,697(3)

JOHN MACKEN President	2004 2003 2002	370,022 n/a n/a	- n/a n/a	- n/a n/a	1,000,000 n/a n/a	- n/a n/a	- n/a n/a	8,200(2) n/a n/a

DOUGLAS KIRWIN Executive Vice-President, Exploration	2004 2003 2002	180,136 177,443 150,000	- 46,429 65,000(6)	36,000(7) 36,000(7) 36,000(7)	50,000 - -	- - -	- - -	7,765(3) 6,176(3) 6,718(3)

JAIME TRONCOSO	2004	179,900	-	32,785(8)	-	-	-	-
Director, Bakyrchik Mining	2003	189,590	-	27,375(8)	-	-	-	-
Venture	2002	190,407	-	27,750(8)	-	-	-	-

(1)	Perquisites and benefits do not exceed the lesser of Cdn.$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers except where numbers are disclosed in this column.

(2)	Includes life insurance premiums.

(3)	Includes share purchase plan and life insurance premiums

(4)	Mr. Meredith became the Corporation’s Chief Financial Officer on May 20 , 2004.

(5)	Mr. Masse ceased to be the Corporation’s Chief Financial Officer on May 20 , 2004.

(6)	Mr. Kirwin received a bonus in 2002 of U.S.$65,000 which was applied to repay a loan from the Corporation to pay the mortgage on his home. The loan was forgiven in 2002 although for accounting purposes the amount was booked in 2001.

(7)	Mr. Kirwin’s other annual compensation includes a housing allowance of U.S.$36,000 in each of 2004, 2003 and 2002 (2003).

(8)	Mr. Troncoso’s other annual compensation includes a housing allowance of U.S.$32,785 in 2004, U.S.$27,375 in 2003 and U.S.$27,750 in 2002.

Long Term Incentive Plan

The Corporation does not presently have a long-term incentive plan for its executive officers.

Options/SAR Grants During The Most Recently Completed Financial Year

Other than as described below, there were no options or SAR grants made to the Named Executive Officers during the most recently completed financial year.

			Percent of		Market Value of
	Securities		Total		Securities
	Under		Options/SARs		Underlying
	Options/SARs		Granted to	Exercise or Base	Options/SARs on
	Granted		Employees in	Price	the Date of Grant	Expiration
Name	(#) (1)		Financial Year	(Cdn.$/Security)	(Cdn.$/Security)	Date

John Macken	1,000,000	(2)	34.6%	$7.78/1,000,000	$7,780,000	March 30, 2014

				$7.69/50,000	$384,500	Feb. 4, 2009
Peter Meredith	250,000	(3)	8.65%	$8.20/200,000	$1,640,000	May 14, 2009

Pierre Massé	75,000	(3)	2.60%	$7.69/75,000	$576,750	Feb. 4, 2009

Douglas Kirwin	50,000	(3)	1.73%	$7.69/50,000	$384,500	Feb. 4, 2009

(1)	The securities issued upon exercise of the options are common shares of the Corporation .

(2)	200,000 options exercisable upon grant of the options; an additional 200,000 options are exercisable on the earlier of March 10, 2005 or the delivery of the Oyu Tolgoi pre-feasibility report; an additional 300,000 options on the earlier of March 10, 2006 or the delivery of the Oyu Tolgoi bankable feasibility study; and the remaining 300,000 options are exercisable on the earlier of March 10, 2007 or the commencement of commercial production at Oyu Tolgoi.

(3)	At any time from the date of grant until the first anniversary of the date of grant, 20% of the options may be exercised. At any time during each of the next four years on anniversary of the date of grant an additional 20% of the securities may be vested per year until, in the fifth year of the option, 100% of the options will be exercisable.

Aggregated Option Exercises

Other than as described below, no options or stock appreciation rights were exercised during the year ended December 31, 2004 by the Named Executive Officers.

			Unexercised Options at	Value of Unexercised in the
	Securities	Aggregate	December 31, 2004	Money Options at
	Acquired on	Value	(Exercisable/	December 31, 2004
	Exercise	Realized	Unexercisable)	(Exercisable/Unexercisable)
Name	(#)	(Cdn.$)	(#)	(Cdn.$)

Peter Meredith	190,000	1,320,500	50,000/260,000	27,600/557,400

Pierre Massé	67,000	426,970	15,000/68,000	14,400/117,200

Gordon Toll	300,000	2,235,000	0/0	0/0

Jaime Troncoso	199,677	1,225,060	25,323/0	188,656/0

Option and SAR Repricings

No options or stock appreciation rights were re-priced during the year ended December 31, 2004.

Defined Benefit and Pension Plans

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers or employees.

Employment Contracts

The Corporation has an employment contract with John Macken respecting his employment as President of the Corporation. The term of the agreement commenced on January 1, 2004 and provides for a base salary of U.S.$300,000 per year (net of all applicable taxes), a housing benefit for accommodation in Singapore and the same benefit entitlements available to the Corporation’s other executive officers. The Corporation may terminate Mr. Macken’s employment for cause, or, on payment of 12 month’s base salary, without cause. In the event of a change of control of the Corporation and if the contract is terminated by the Corporation within twelve months thereafter, Mr. Macken would be entitled to receive payment of 12 month’s base salary and a vesting of all unexercised stock options which will thereafter remain exercisable for six months. Under the terms of the contract, Mr. Macken was granted an initial incentive stock option effective January 1, 2004 to acquire 1,000,000 common shares which vest over three years and expire on November 1, 2013. Mr. Macken was granted a further option on March 30, 2004 to acquire an additional 1,000,000 common shares, which options vest as to 20% in March, 2004 and, as to the balance, 20% in March, 2005, 30% in March 2006 and 30% in March 2007, subject in each case to earlier vesting upon specified corporate goals identified by the board of directors being met. The Corporation does not have employment contracts with any other of its Named Executive Officers.

Composition of the Compensation and Benefits Committee

During the year ended December 31, 2004, the Compensation and Benefits Committee was comprised of Messrs David Huberman, Kjeld Thygesen, Robert Hanson and John Bruk. Mr. John Bruk was appointed to the Compensation and Benefits Committee on September 27, 2004 .

Report on Executive Compensation

The Corporation’s executive compensation program is administered by the Compensation and Benefits Committee. The members of the Compensation and Benefits Committee are all outside unrelated directors. Following review and approval by the Committee, decisions relating to executive compensation are reported to, and approved by, the full Board of Directors. The Compensation and Benefits Committee has directed the preparation of this report and has approved its contents and its submission to shareholders.

The basic philosophy underlying the Corporation’s executive compensation program is that the interests of the Corporation’s executive officers should be aligned as closely as possible with the interests of the Corporation and its shareholders as a whole. We believe that the Corporation’s approach to executive compensation should broadly reflect both the stage of development of the Corporation’s business and its entrepreneurial culture. At the same time, we recognize that, because competition in the mining industry for highly skilled employees is intense, the levels of compensation we offer must be comparable to those offered by our competitors in order to attract, retain and motivate executive personnel of the highest calibre.

Compensation for the Corporation’s senior executive officers is determined with regard to the following considerations:

(i)	the desirability of providing a strong incentive to management to work as a team to achieve the Corporation’s corporate long term and short term business development goals;

(ii)	the principle that the economic interests of management and those of the Corporation’s shareholders should be aligned as closely as reasonably possible;

(iii)	the competitive environment that exists in the mining industry for the recruitment and retention of qualified personnel and the resulting need to offer levels of executive compensation that are comparable to those offered by our competitors; and

(iv)	the present stage of development of the Corporation’s business and the corresponding lack of meaningful quantitative factors, other than changes in share price, by which to measure corporate performance in relation to executive compensation.

The compensation that the Corporation’s executive officers receive generally consists of cash, equity and equity incentives. Typically, base salary comprises the entire cash component of each executive officer’s compensation. The Corporation does not maintain a pension plan or other long term compensation plan for its executive officers and, generally, does not pay cash bonuses. Compensation over and above base salary usually takes the form of incentive stock options but can also include bonus awards of fully paid Common Shares of the Corporation.

Although the relative emphasis on the various compensation components tends to be variable year over year, the cash component of each executive’s overall compensation tends to remain relatively consistent. We believe that the cash compensation we pay to our executive officers is competitive and, although the Compensation and Benefits Committee reviews levels of cash compensation at least annually, we do not generally make recommendations to the Board of Directors to adjust cash compensation unless we become aware that the level at which our executive officers are compensated in cash may no longer be competitive. Our philosophy is that, until the Corporation begins to generate earnings, its cash resources should be conserved for investment in the development of the business and, therefore, the relative emphasis on cash compensation should generally be lower.

We tend to place a relatively higher emphasis on equity compensation generally and on incentive stock options in particular. This is consistent with our objective of preserving cash and also reflects our belief that incentive stock options offer the best mechanism available to the Corporation at this stage in the evolution of its business for incentivizing management and aligning the interests of our executive officers with those of our shareholders. In the absence of the kind of objective, quantitative economic measurement criteria by which the corporate performance of major mining companies with significant production and earnings are measured, it is difficult, if not impossible to meaningfully correlate levels of equity compensation to corporate performance except with reference to changes in the market price of the Corporation’s Common Shares. Since we do not grant incentive stock options at a discount to the prevailing market price of the Corporation’s Common Shares, the incentive stock options we grant to our executive officers accrete value only if, and to the extent that, the market price of the Corporation’s Common Shares increases, thereby linking equity-based executive compensation to shareholder returns. Although the Compensation and Benefits Committee continues to examine different ways in which to link equity-based executive compensation to individual or overall corporate performance, we believe that incentive stock options continue to provide the only wholly objective basis upon which to measure the specific relationship between corporate performance and executive compensation.

It is not the Corporation’s policy to grant incentive stock options or make awards of equity securities to its executive officers on an annual basis. The Compensation and Benefits Committee does, however, regularly assess the individual performance of the Corporation’s executive officers and make recommendations to the Board of Directors. Based on these recommendations, the board of directors makes decisions concerning the nature and scope of the equity-based compensation to be paid to the Corporation’s executive officers. The criteria upon which these recommendations are based tend to be subjective and reflect our views as to the nature and value of the contributions made by our executive officers to the achievement of our corporate plans and objectives. Other factors influencing our recommendations respecting the nature and scope of the equity compensation and equity incentives to be awarded to our executive officers in a given year include: awards made in previous years and, particularly in the case of equity incentives, the number of incentive stock options that remain outstanding and exercisable from grants in previous years and the exercise price and the remaining exercise term of those outstanding stock options. As part of our periodic review of executive compensation, we may recommend, from time to time, that the Board of Directors make discretionary bonus awards of Common Shares to the Corporation’s employees, including the Corporation’s executive officers. Such awards are intended to recognize extraordinary contributions to the achievement of corporate objectives or the fulfillment of defined business development goals and milestones tied to pre-determined equity incentives.

During 2004, the Corporation granted incentive stock options to employees, officers and directors exercisable to purchase a total of 3,089,000 Common Shares, representing less than one per cent (1%) of the total number of Common Shares currently issued and outstanding. The Named Executive Officers received incentive stock options exercisable to purchase, in the aggregate, 1,375,000 Common Shares, representing approximately forty five per cent (45%) of the options granted. Details of the grants made to the Named Executive Officers are provided under the heading “Options/SAR Grants During The Most Recently Completed Financial Year” above. John Macken, the Corporation’s President, received the bulk of the options granted, in recognition of his immediate contributions to the advancement of the Corporation’s core asset, the Oyu Tolgoi Project in Mongolia during his first few months on the job and as a further incentive to continue to play what we expect will be a key role in the ongoing development of the project over the next several years. Peter Meredith, our new Chief Financial Officer, received the next largest grant of incentive stock options. During 2004, the Corporation did not make any discretionary bonus awards of Common Shares.

The Corporation’s Chief Executive Officer, Robert M. Friedland, who is also the Corporation’s largest shareholder, does not receive a salary or any other cash compensation for acting as such. Mr. Friedland is, however, eligible, on the same basis as the Corporation’s other executive officers, to receive equity compensation and equity incentives from time to time at the discretion of the Board of Directors based on recommendations by the Compensation and Benefits Committee. Mr. Friedland did not receive any incentive stock option grants or discretionary bonus awards of Common Shares during 2004. Insofar as Mr. Friedland did not receive any cash or equity compensation during 2004 in his capacity as the Corporation’s Chief Executive Officer, no comparison to the compensation received by the chief executive officers of the Corporation’s peer companies is possible or relevant.

Submitted on behalf of the Compensation and Benefits Committee:

John Bruk
Robert Hanson
David Huberman
Kjeld Thygesen

Performance Graph

The following graph and table compares the cumulative shareholder return on a Cdn.$100 investment in common shares of the Corporation to a similar investment in companies comprising the S&P/TSX Composite Index, including dividend reinvestment, for the period from December 31, 1999 to December 31, 2004.

	Dec-99	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04
—◆—S&P/TSX Composite Index	100	106	91	79	98	110
—■—Ivanhoe Mines Ltd.	100	102	203	317	1,000	840

COMPENSATION OF DIRECTORS

Each non-executive director receives Cdn.$15,000 per annum. Mr. David Huberman receives an additional payment of Cdn.$60,000 per annum for acting as the Lead Director of the Board of Directors. Mr. John Weatherall receives an additional payment of Cdn.$25,000 for acting as the Chairman of the Audit Committee. Each non-executive director receives a fee of Cdn.$1,200 for each Board of Directors meeting and each Committee meeting attended in person. Each non-executive director also receives an annual grant of incentive stock options exercisable to purchase up to 25,000 common shares of the Corporation, such options having a five year term and fully vesting on the first anniversary of the date of the grant. Each executive director and non-executive director is also entitled to be reimbursed for actual expenses reasonably incurred in the performance of his duties as a director.

EQUITY COMPENSATION PLAN INFORMATION

The following information respecting the Corporation’s existing equity compensation plans as at December 31, 2004:

Number of
	Securities to be	Weighted-average	Number of Securities
	issued upon	exercise price of	remaining available for future
	exercise of	outstanding	issuance under equity
	outstanding	options, warrants	compensation plans
	options, warrants	and rights	(excluding securities
Plan Category	and rights	(Cdn.$)	reflecting in column (a))
Equity compensation plans approved by securityholders	17,589,942	$8.23	104,734
Equity compensation plans not approved by shareholders	Nil	N/A	Nil
Total	17,589,942	$8.23	104,734

CORPORATE GOVERNANCE

The board of directors considers good corporate governance practices as an important factor in the continued and long term success of the Corporation by helping to maximize shareholder value over time.

The rules and policies of the TSX require corporations listed on the TSX to disclose their corporate governance practices with reference to a series of guidelines adopted by the TSX for effective corporate governance (the “Existing TSX Guidelines”).

Recent Developments

Following the enactment in the United States of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the TSX initiated a review of its proposed standards in light of new U.S. legislation and published for public comment proposed amendments to the Existing TSX Guidelines. However, in September 2003 the TSX announced that it would be relinquishing responsibility for setting corporate governance standards to Canadian securities regulators.

In January 2004, the Canadian Securities Administrators (the “CSA”) announced new rules governing (among other things) the independence, competence and responsibility of audit committees, which rules are substantially similar to those adopted in the United States. These rules are set out in Multilateral Instrument 52-110 (the “CSA Audit Committee Rules”) and came into force on March 30, 2004. The rules (with which the Corporation is in compliance) require:

•	a minimum three-member audit committee comprised solely of independent directors;

•	an audit committee charter that specifies certain specific audit committee responsibilities and authority, including, among other things:

-	the pre-approval of all audit services and permissible non-audit services; and

-	the sole authority to appoint, determine funding for and oversee the outside auditors.

In October 2004, the CSA published for comments proposed amendments to the CSA Audit Committee Rules designed to ensure the consistency of the definition of “independence” with recent amendments to the New York Stock Exchange’s listing standards. The comment period expired January 27, 2005.

The CSA also published for comment during 2004 Proposed Multilateral Policy 58-201 and Proposed Multilateral Instrument 58-101 (collectively, the “CSA Proposals”), which are intended to replace the Existing TSX Guidelines in most Canadian jurisdictions. These proposals are substantially consistent with the revised corporate governance listing standards of the New York Stock Exchange. The TSX intends to revoke its existing guidelines and related disclosure requirements when the CSA Proposals become effective. The comment period expired December 13, 2004.

The board of directors has implemented several changes in its corporate governance procedures to comply with Existing TSX Guidelines, the proposed amendments to those guidelines published by the TSX in 2002 and U.S. corporate governance standards. As part of those changes the board:

i.	approved and adopted a new mandate for the board;

ii.	appointed an outside unrelated director as “lead director”, with specific responsibility for maintaining the independence of the Board and ensuring the Board carries out its responsibilities contemplated by applicable statutory and regulatory requirements and stock exchange listing standards;

iii.	appointed a Nominating and Corporate Governance Committee consisting solely of outside and unrelated directors;

iv.	changed the membership of the Compensation and Benefits Committee to consist solely of outside unrelated directors instead of a majority of outside unrelated directors;

v.	approved charters for each of the Corporation’s board committees, being the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee, formalizing the mandates of those committees;

vi.	established a management Disclosure Committee for the Corporation, with the mandate to oversee the Corporation’s disclosure practices;

vii.	formalized the Corporation’s Corporate Disclosure, Confidentiality and Securities Trading Policy; and

viii.	adopted a formal Code of Business Conduct and Ethics for the Corporation that governs the behaviour of directors, officers and employees.

The Corporation has undertaken a review of its corporate governance practices against the proposed guidelines set forth in the most recent version of the CSA Proposals, published for comment in October, 2004. The board intends to consider additional changes to its corporate governance practices during 2005 with a view to furthering its compliance with the CSA Proposals.

The Corporation’s Common Shares are quoted on the New York Stock Exchange (“NYSE”) and the Corporation is subject to applicable provisions of U.S. securities laws and regulations relating to corporate governance, which have been the subject of sweeping changes in recent years. Both as part of the Sarbanes-Oxley Act and independently, the SEC has enacted a number of new regulations relating to corporate governance standards for listed companies. In addition, the NYSE has implemented numerous rule changes (the “NYSE Corporate Governance Rules”) that revise the corporate governance standards for NYSE-listed companies.

The CSA Proposals recommend that a board should be comprised of a majority of independent directors. In addition, there is a heightened independence requirement for members of the Audit Committee under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules and the CSA Audit Committee Rules. The Corporation is in compliance with these requirements. “Independence” is defined under the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules, the CSA Audit Committee Rules and the CSA Proposals differently from, and such definitions may be more onerous than, the relevant standards under the Existing TSX Guidelines.

The Corporation intends to fully comply with all of the applicable corporate governance requirements of the Sarbanes-Oxley Act, the NYSE Corporate Governance Rules and the CSA Audit Committee Rules, as well as any new requirements that may be implemented by the CSA and the TSX, by the date of their effectiveness or earlier.

Board Composition

The Existing TSX Guidelines recommend that a majority of the directors of a corporation be “unrelated” directors. An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A total of eleven persons have been nominated for election as directors at the Meeting. The board has determined that if all such nominees are elected, the board will consist of six unrelated directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson, Kjeld Thygesen and John Bruk and five related directors in Robert Friedland, R. Edward Flood, John Macken, Peter Meredith and Howard Balloch, applying the definitions in the Existing TSX Guidelines. Each of Messrs. Friedland, Flood, Macken and Meredith are related directors in their capacities as senior officers of the Corporation and/or one or more of its subsidiaries and members of management. By virtue of an agreement for consulting services between the Corporation and a company beneficially owned by Mr. Balloch and his spouse, pursuant to which the Corporation paid compensation in excess of Cdn.$75,000 in each of the last two years, Mr. Balloch is presently considered to be a related director. Payments pursuant to such agreement terminated in October 2004.

The Existing TSX Guidelines provide that if an issuer has a significant shareholder, which the Existing TSX Guidelines define as “a shareholder with the ability to exercise a majority of the votes for the election of the board of directors”, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

The Corporation does not have a “significant shareholder”, as defined in the Existing TSX Guidelines. However, the Chairman and Chief Executive Officer of the Corporation holds approximately 34.33% of the Corporation’s voting securities as of the date of this Management Proxy Circular. The board has determined that the Corporation currently has six of eleven directors in David Huberman, John Weatherall, Markus Faber, Robert Hanson, Kjeld Thygesen and John Bruk, who are unrelated (as such term is defined under the Existing TSX Guidelines) to both the Corporation and its Chairman and Chief Executive Officer. Accordingly, if the shareholders elect the individuals proposed for election in the Management Proxy Circular, six of the eleven members of the board shall be unrelated.

The directors of the Corporation are satisfied with the size and composition of the board and believe that the current board composition results in a balanced representation on the board of directors among management, unrelated directors, and the Corporation’s major shareholder. While the board functions effectively given the Corporation’s stage of development and the size and complexity of its business, the board, through its Nominating and Corporate Governance Committee, will continue to seek qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests.

Mandate of the Board

Under the YBCA, the directors of the Corporation are required to manage the Corporation’s business and affairs, and in doing so to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The board of directors is responsible for supervising the conduct of the Corporation’s affairs and the management of its business. The board’s mandate includes setting long term goals and objectives for the Corporation, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in their implementation. Although the board delegates the responsibility for managing the day to day affairs of the Corporation to senior management personnel, the board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business.

The board’s mandate requires that the board be satisfied that the Corporation’s senior management will manage the affairs of the Corporation in the best interest of the shareholders, in accordance with the Corporation’s principles, and that the arrangements made for the management of the Corporation’s business and affairs are consistent with their duties described above. The board is responsible for protecting shareholder interests and ensuring that the incentives of the shareholders and of management are aligned. The obligation of the board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the board may have to assume a more direct role in managing the affairs of the Corporation.

In discharging this responsibility, the board’s mandate provides that the board oversees and monitors significant corporate plans and strategic initiatives. The board’s strategic planning process includes annual budget reviews and approvals, and discussions with management relating to strategic and budgetary issues. At least one board meeting per year is to be devoted to a comprehensive review of strategic corporate plans proposed by management.

As part of its ongoing review of business operations, at each board meeting the board reviews the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the board, the board is required under its mandate to approve annual operating and capital budgets, any material dispositions, acquisitions and investments outside of the ordinary course of business or not provided for in the approved budgets, long-term strategy, organizational development plans and the appointment of senior executive officers. Management is authorized to act, without board approval, on all ordinary course matters relating to the Corporation’s business.

The mandate provides that the board also expects management to provide the directors, on a timely basis, with information concerning the business and affairs of the Corporation, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the board to discharge its stewardship obligations effectively. The board expects management to efficiently implement its strategic plans for the Corporation, to keep the board fully apprised of its progress in doing so and to be fully accountable to the board in respect to all matters for which it has been assigned responsibility.

The board has instructed management to maintain procedures to monitor and promptly address shareholder concerns and has directed and will continue to direct management to apprise the board of any major concerns expressed by shareholders.

Each Committee of the board is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

Meetings of the Board

The board holds regular annual and quarterly meetings. Between the quarterly meetings, the board meets as required, generally by means of telephone conferencing facilities. As part of the annual and quarterly meetings, the independent directors also have the opportunity to meet separate from management. Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the board members on matters falling within their special knowledge or experience.

Board Committees

The Corporation has an Audit Committee, Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, and, effective March 11, 2005, an Executive Committee.

Audit Committee

The mandate of the Audit Committee is to oversee the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the board and the Corporation’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management discussion and analysis and earnings press releases before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors. The Audit Committee communicates directly with the Corporation’s external auditors in order to discuss audit and related matters whenever appropriate.

The Audit Committee currently consists of Messrs. Faber, Weatherall and Thygesen. The Existing TSX Guidelines provide for audit committees to consist solely of outside directors. All of Messrs. Faber, Weatherall and Thygesen are outside unrelated directors.

Compensation and Benefits Committee

The role of the Compensation and Benefits Committee is primarily to review the adequacy and form of compensation of senior management and the directors with such compensation realistically reflecting the responsibilities and risks of such positions, to administer the Corporation’s Employees’ and Directors’ Equity Incentive Plan, to determine the recipients of, and the nature and size of share compensation awards granted from time to time, to determine the remuneration of executive officers and to determine any bonuses to be awarded.

The Compensation and Benefits Committee currently consists of Messrs. Huberman, Thygesen, Hanson and Bruk, who are all outside, unrelated directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board with respect to developments in the area of corporate governance and the practices of the board. The Nominating and Corporate Governance Committee has expressly assumed responsibility for developing the Corporation’s approach to governance issues. The Committee is also responsible for reporting to the board with respect to appropriate candidates for nominations to the board, for overseeing the execution of an assessment process appropriate for the board and its committees and for evaluating the performance and effectiveness of the board and its committees.

The Nominating and Corporate Governance Committee of the board currently consists of Messrs. Huberman, Weatherall, Hanson, Thygesen, Faber and Bruk, of which Mr. Huberman is chairman of the committee, in addition to being the Corporation’s lead director. All of such directors are outside unrelated directors.

Executive Committee

The Executive Committee was appointed by the Board on March 11, 2005 to meet when necessary between meetings of the full board, with authority to approve expenditures of up to U.S.$10,000,000.

The Executive Committee currently consists of Messrs. Friedland, Macken and Huberman.

Alignment with the Existing Guidelines of the TSX

The Corporation’s statement of corporate governance practices with reference to each of the Existing TSX Guidelines is set out in Schedule “C” to this Management Proxy Circular.

OTHER BUSINESS

Management of the Corporation is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

DIRECTORS’ APPROVAL

The contents of this Management Proxy Circular and its distribution to shareholders have been approved by the board of directors of the Corporation.

DATED at Vancouver, British Columbia, as of the 11th day of March, 2005.

BY ORDER OF THE BOARD

“BEVERLY A. BARTLETT”
CORPORATE SECRETARY

SCHEDULE “A”

Ivanhoe Mines Ltd.
Equity Incentive Plan Resolution

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	an amendment to the Corporation’s Employees’ and Directors’ Equity Incentive Plan (the “Plan”) to increase, by 9,000,000 common shares, the maximum number of common shares of the Corporation issuable under the Plan from 20,000,000 common shares to 29,000,000 common shares is hereby authorized, approved and adopted;

2.	certain other amendments to the Plan, as reflected in the Amended and Restated (2005) Employees and Directors Equity Incentive Plan in the form attached as Schedule B to the Management Proxy Circular of the Corporation dated March 11, 2005 is hereby authorized, approved and adopted; and

3.	the directors of Ivanhoe be and they are hereby authorized and empowered to implement the foregoing amendments to the Plan.

SCHEDULE “B”

IVANHOE MINES LTD.

EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN

AMENDED AND RESTATED 2005

(marked to reflect proposed changes to the Corporation’s
existing Employees’ and Directors’ Equity Incentive Plan)

PART 1 INTRODUCTION

1.1 Purpose

The purpose of the Plan is to secure for the Company and its shareholders the benefits of incentive inherent in share ownership by the directors and employees of the Company and its affiliates who, in the judgment of the Board, will be largely responsible for its future growth and success. It is generally recognized that share plans of the nature provided for herein aid in retaining and encouraging employees and directors of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Company.

1.2 Definitions

(a) “Affiliate” has the meaning set forth in Section 1(2) of the Ontario Securities Act, as amended.

(b) “Associate” has the meaning assigned to it in the Ontario Securities Act, as amended.

(c) “Board” means the board of directors of the Company.

(d) “Company” means Ivanhoe Mines Ltd., a company continued under the laws of the Yukon Territory.

(e) “Committee” has the meaning attributed thereto in Section 6.1;

(f) “Eligible Directors” means the directors of the Company or any Affiliate thereof who are, as such, are eligible for participation in the Plan.

(g) “Eligible Employees” means employees (including employees who are officers and directors) of the Company or any Affiliate thereof, whether or not they have a written employment contract with Company, determined by the Board, upon recommendation of the Committee, as employees eligible for participation in the Plan. “Eligible Employees” shall include Service Providers eligible for participation in the Plan as determined by the Board.

(h) “Fair Market Value” means, with respect to a Share subject to Option, the weighted average price of the Shares on The Toronto Stock Exchange for the five days on which Shares were traded immediately preceding the date in respect of which Fair Market Value is to be determined or, if the Shares are not, as at that date listed on The Toronto Stock Exchange, on such other exchange or exchanges on which the Shares are listed on that date. If the Shares are not listed and posted for trading on an exchange on such day, the Fair Market Value shall be such price per Share as the Board, acting in good faith, may determine.

(i) “Insider” has the meaning assigned to it in the Ontario Securities Act, as amended.

(j) “Option” means an option granted under the terms of the Share Option Plan.

(k) “Option Period” means the period during which an Option may be exercised.

(l) “Optionee” means an Eligible Employee or Eligible Director to whom an Option has been granted under the terms of the Share Option Plan.

(m) “Participant” means, in respect of any Plan, an Eligible Employee or Eligible Director who participates in such Plan.

(n) “Plan” means, collectively the Share Option Plan, the Share Bonus Plan and the Share Purchase Plan and “Plan” means any such plan as the context requires.

(o) “Service Provider” means any person or company engaged by the Company or an Affiliate to provide services for an initial, renewable or extended period of 12 months or more.

(p) “Share Bonus Plan” means the plan established and operated pursuant to Part 3 and Part 5 hereof.

(q) “Share Option Plan” means the plan established and operated pursuant to Part 2 and Part 5 hereof.

(r) “Share Purchase Plan” means the plan established and operated pursuant to Part 4 and Part 5 hereof.

(s) “Shares” means the common shares of the Company.

PART 2 SHARE OPTION PLAN

2.1 Participation

Options shall be granted only to Eligible Employees and Eligible Directors.

2.2 Administration of Share Option Plan.

(a) The Share Option Plan shall be administered by the Committee.

2.3 Price

The exercise price per Share of any Option shall be not less than one hundred per cent (100%) of the Fair Market Value on the date of grant.

2.4 Grant of Options

The Board, on the recommendation of the Committee, may at any time authorize the granting of Options to such Eligible Employees and Eligible Directors as it may select for the number of Shares that it shall designate, subject to the provisions of the Share Option Plan. When the grant is authorized, the Board, on the recommendation of the Committee, shall specify the date of grant.

Each Option granted to an Eligible Employee or to an Eligible Director shall be evidenced by a stock option agreement with terms and conditions consistent with the Share Option Plan and as approved by the Board on the recommendation of the Committee (which terms and conditions need not be the same in each case and may be changed from time to time, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are then traded).

2.5 Terms of Options

The Option Period shall be five years from the date such Option is granted or such greater or lesser duration as the Board, on the recommendation of the Committee, may determine at the date of grant, and may thereafter be reduced with respect to any such Option as provided in Section 2.8 hereof covering termination of employment or death of the Optionee.

Unless otherwise determined from time to time by the Board, on the recommendation of the Committee, Options may be exercised (in each case to the nearest full Share) during the Option Period as follows:

(a) at any time during the first year of the Option Period, the Optionee may purchase up to 20% of the total number of Shares reserved for issuance pursuant to his or her Option; and

(b) at any time during each additional year of the Option Period the Optionee may purchase an additional 20% of the total number of Shares reserved for issuance pursuant to his or her Option plus any Shares not purchased in accordance with the preceding subsection (a) until, in the fourth year of the Option Period, 100% of the Option will be exercisable.

Except as set forth in Section 2.8, no Option may be exercised unless the Optionee is at the time of such exercise:

(a) in the case of an Eligible Employee, in the employ of the Company or an Affiliate and shall have been continuously so employed since the grant of his Option, but absence on leave, having the approval of the Company or such Affiliate, shall not be considered an interruption of employment for any purpose of the Share Option Plan; or

(b) in the case of an Eligible Director, a director of the Company or an Affiliate and shall have been such a director continuously since the grant of his Option.

Subject to Section 2.6, the exercise of any Option will be contingent upon the Optionee having entered into an Option agreement with the Company on such terms and conditions as have been approved by the Board, on the recommendation of the Committee, and which incorporates by reference the terms of the Plan. The exercise of any Option will also be contingent upon receipt by the Company of cash payment of the full purchase price of the Shares being purchased. No Optionee or his legal representatives or legatees will be, or will be deemed to be, a holder of any Shares subject to an Option, unless and until certificates for such Shares are issued to him or them under the terms of the Share Option Plan.

2.6 Share Appreciation Right

A Participant may, if at any time determined by the Board, on the recommendation of the Committee, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part (the “Terminated Option”) by notice in writing to the Company and, in lieu of receiving the Shares (the “Option Shares”) to which the Terminated Option relates, to receive the number of Shares, disregarding fractions, which is equal to the quotient obtained by:

(a) subtracting the Option exercise price per Share from the Fair Market Value per Share on the day immediately prior to the exercise of the Right and multiplying the remainder by the number of Option Shares; and

(b) dividing the product obtained under subsection 2.6(a) by the Fair Market Value per Share on the day immediately prior to the exercise of the Right.

If a Right is granted in connection with an Option, it is exercisable only to the extent and on the same conditions that the related Option is exercisable.

2.7 Lapsed Options

If Options are surrendered, terminated or expire without being exercised in whole or in part, new Options may be granted covering the Shares not purchased under such lapsed Options, subject in the case of the cancellation of an Option in connection with the grant of a new Option to the same person on different terms, to the consent of The Toronto Stock Exchange.

2.8 Effect of Termination of Employment or Death

If an Optionee:

(a) dies while employed by or while a director of the Company or its Affiliate, any Option held by him at the date of death shall become exercisable in whole or in part, but only by the person or persons to whom the Optionee’s rights under the Option shall pass by the Optionee’s will or applicable laws of descent and distribution. Unless otherwise determined by the Board, on the recommendation of the Committee, all such Options shall be exercisable only to the extent that the Optionee was entitled to exercise the Option at the date of his death and only for 12 months after the date of death or prior to the expiration of the Option Period in respect thereof, whichever is sooner; or

(b) ceases to be employed by or act as a director of the Company or its Affiliate for cause, no Option held by such Optionee will, unless otherwise determined by the Board, on the recommendation of the Committee, be exercisable following the date on which such Optionee ceases to be so employed or ceases to be a director, as the case may be. If an Optionee ceases to be employed by or act as a director of the Company or its Affiliate for any reason other than cause then, unless otherwise determined by the Board, on the recommendation of the Committee, any Option held by such Optionee at the effective date thereof shall become exercisable in whole or in part for a period of up to 12 months thereafter.

2.9 Effect of Takeover Bid

If a bona fide offer (the “Offer”) for Shares is made to the Optionee or to shareholders generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Company within the meaning of subsection 1(3) of the Ontario Securities Act (as amended from time to time), then the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, whereupon, notwithstanding Section 2.5 hereof, such Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise (the “Optioned Shares”) pursuant to the Offer.

2.10 Effect of Amalgamation or Merger

If the Company amalgamates or merges with or into another corporation, any Shares receivable on the exercise of an Option shall be converted into the securities, property or cash which the Participant would have received upon such amalgamation or merger if the Participant had exercised his Option immediately prior to the record date applicable to such amalgamation or merger, and the option price shall be adjusted appropriately by the Board and such adjustment shall be binding for all purposes of the Share Option Plan.

2.11 Adjustment in Shares Subject to the Plan

If there is any change in the Shares through the declaration of stock dividends of Shares or consolidations, subdivisions or reclassification of Shares, or otherwise, the number of Shares available under the Share Option Plan, the Shares subject to any Option, and the option price thereof shall be adjusted appropriately by the Board and such adjustment shall be effective and binding for all purposes of the Share Option Plan.

2.12 Loans to Employees

Subject to applicable law, the Board may at any time authorize the Company to loan money to an Eligible Employee (which for purposes of this Section 2.12 excludes any director or executive officer (or equivalent thereof) of the Company), on such terms and conditions as the Board may reasonably determine, to assist such Eligible Employee to exercise an Option held by him or her. Such terms and conditions shall include, in any event, interest at prevailing market rates, a term not in excess of one year, and security in favour of the Company represented by that number of Shares issued pursuant to the exercise of an Option in respect of which such loan was made or equivalent security which equals the loaned amount divided by the Fair Market Value of the Shares on the date of exercise of the Option, which security may be granted on a non-recourse basis.

PART 3 SHARE BONUS PLAN

3.1 Participants

The Board, on the recommendation of the Committee, shall have the right, subject to Section 3.2, to issue or reserve for issuance, for no cash consideration, to any Eligible Employee or any Eligible Director any number of Shares as a discretionary bonus subject to such provisos and restrictions as the Board may determine.

3.2 Number of Shares

The aggregate maximum number of shares that may be issued pursuant to Section 3.1 will be limited to 2,000,000 Shares. Shares reserved for issuance and issued under the Share Bonus Plan shall be subject to the limitations set out in Section 5.1.

The Board, on the recommendation of the Committee, in its absolute discretion, shall have the right to reallocate any of the Shares reserved for issuance under the Share Bonus Plan for future issuance under the Share Option Plan or the Share Purchase Plan and, in the event that any Shares specifically reserved under the Share Bonus Plan are reallocated to the Share Option Plan or the Share Purchase Plan, as the case may be, the aggregate maximum number of Shares reserved under the Share Bonus Plan will be reduced to that extent. In no event will the number of Shares allocated for issuance under the Share Bonus Plan exceed 2,000,000 Shares.

3.3 Necessary Approvals

The obligation of the Company to issue and deliver any Shares pursuant to an award made under the Share Bonus Plan will be subject to all necessary approvals of any exchange or securities regulatory authority having jurisdiction over the Shares.

PART 4 SHARE PURCHASE PLAN

4.1 Participants

Participants in the Share Purchase Plan will be Eligible Employees who have been continuously employed by the Company or any of its Affiliates on a full-time basis for at least 12 consecutive months and who have been designated by the Board, on the recommendation of the Committee, as participants in the Share Purchase Plan (“Share Purchase Plan Participants”). The Board, on the recommendation of the Committee, shall have the right, in its absolute discretion, to waive such 12-month period or to refuse any Eligible Employee or group of Eligible Employees the right of participation or continued participation in the Share Purchase Plan.

4.2 Election to Participate in the Share Purchase Plan and Participant’s Contribution

Any Share Purchase Plan Participant may elect to contribute money (the “Participant’s Contribution”) to the Share Purchase Plan in any calendar year if the Share Purchase Plan Participant delivers to the Company a written direction in form and substance satisfactory to the Company authorizing the Company to deduct from the Share Purchase Plan Participant’s salary, in equal instalments, the Participant’s Contribution. Such direction will remain effective until revoked in writing by the Share Purchase Plan Participant or until the Board terminates or suspends the Share Purchase Plan, whichever is earlier.

The Share Purchase Plan Participant’s Contribution as determined by the Board, on the recommendation of the Committee, shall not exceed 10% of the Share Purchase Plan Participant’s basic annual salary from the Company and its Affiliates at the time of delivery of the direction, before deductions, exclusive of any overtime pay, bonuses or allowances of any kind whatsoever (the “Basic Annual Salary”). In the case of a Share Purchase Plan Participant for whom the Board, on the recommendation of the Committee, has waived the 12-month employment requirement, the Share Purchase Plan Participant’s Contribution shall not exceed 10% of his Basic Annual Salary from the Company and its Affiliates at the time of delivery of the direction, prorated over the remainder of the calendar year, before deductions and exclusive of any overtime pay, bonuses or allowances of any kind whatsoever.

4.3 Company’s Contribution

Immediately prior to the date any Shares are issued to a Share Purchase Plan Participant in accordance with Section 4.4, the Company will credit the Share Purchase Plan Participant with, and thereafter hold in trust for the Share Purchase Plan Participant, an amount determined by the Board (the “Company’s Contribution”) of up to the Participant’s Contribution then held in trust by the Company.

4.4 Issue of Shares

On March 31, June 30, September 30 and December 31 in each calendar year the Company will issue to each Share Purchase Plan Participant fully paid and non-assessable Shares, disregarding fractions, which is equal to the aggregate amount of the Participant’s Contribution and the Company’s Contribution divided by the Issue Price. For the purposes of this Section 4.4, “Issue Price” means the weighted average price of the Shares on The Toronto Stock Exchange, or such exchange or exchanges on which the Shares may be traded at such time for the 90-day period immediately preceding the date of issuance. If the Shares are not traded on an exchange on the date of issuance, the Issue Price shall be such price per Share as the Board, acting in good faith, may determine.

The Company shall hold any unused balance of the Participant’s Contribution for a Share Purchase Plan Participant until used in accordance with the Share Purchase Plan.

4.5 Delivery of Shares

As soon as reasonably practicable following each issuance of Shares to a Share Purchase Plan Participant pursuant to Section 4.4, the Company will cause to be delivered to the Share Purchase Plan Participant a certificate in respect of such Shares provided that, if required by applicable law or the rules and policies of The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded, a restrictive legend shall be inscribed on the certificate, which legend shall state that the Shares shall not be transferable for such period as may be prescribed by law or by any regulatory authority or stock exchange on which the Shares are listed.

4.6 Effect of Termination of Employment or Death

If a Participant dies or otherwise ceases to be employed by the Company or any of its Affiliates for any reason or receives notice from the Company of the termination of his or her employment, the Share Purchase Plan Participant’s participation in the Share Purchase Plan will be deemed to be terminated and any portion of the Participant’s Contribution then held in trust shall be paid to the Share Purchase Plan Participant or his estate or successor as the case may be.

4.7 Effect of Amalgamation or Merger

If the Company amalgamates or merges with or into another corporation, each Share Purchase Plan Participant to whom Shares are to be issued will receive, on the date on which any Shares would otherwise have been delivered to the Share Purchase Plan Participant in accordance with Section 4.5, the securities, property or cash to which the Share Purchase Plan Participant would have been entitled on such amalgamation, consolidation or merger had the Shares been issued immediately prior to the record date of such amalgamation or merger.

PART 5 GENERAL

5.1 Number of Shares

The aggregate number of Shares that may be reserved for issuance under the Plan shall not exceed 29,000,000 Shares inclusive of those Shares reserved under the Share Bonus Plan pursuant to Section 3.2. In addition, the aggregate number of Shares:

(a) that may be reserved for issuance to Insiders under the Plan shall not exceed 10% of the Company’s outstanding issue from time to time;

(b) that may be issued to Insiders under the Plan within any one-year period shall not exceed 10% of the Company’s outstanding issue from time to time; and

(c) that may be issued to any one Insider and his or her Associates under the Plan within any one-year period shall not exceed 5% of the Company’s outstanding issue from time to time.

In no event will the number of Shares at any time reserved for issuance to any Participant exceed 5% of the Company’s outstanding issue from time to time.

For the purposes of this Section 5.1, “outstanding issue” means the total number of Shares, on a non-diluted basis, that are issued and outstanding as of the date that any Shares are issued or reserved for issuance pursuant to an award under the Plan to an Insider or such Insider’s

Associates, excluding any Shares issued under the Plan during the immediately preceding 12 month period.

5.2 Transferability

Any benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable unless specifically provided herein. During the lifetime of a Participant all benefits, rights and options may only be exercised by the Participant. Options are non-transferable except by will or by the laws of descent and distribution.

5.3 Employment

Nothing contained in any Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Company or any, Affiliate, or interfere in any way with the right of the Company or any Affiliate to terminate the Participant’s employment at any time. Participation in any Plan by a Participant is voluntary.

5.4 Record Keeping

The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the Plan or Plans in which the Participant participates;

(c)	any Participant’s Contributions;

(d)	the number of unissued Shares reserved for issuance pursuant to an Option or pursuant to an award made under the Share Bonus Plan in favour of a Participant; and

(e)	such other information as the Board may determine.

5.5 Necessary Approvals

The Plan shall be effective only upon formal adoption by the Board following the approval of the shareholders of the Company in accordance with the rules and policies of The Toronto Stock Exchange.

The obligation of the Company to sell and deliver Shares in accordance with the Plan is subject to the approval of any governmental authority having jurisdiction in respect of the Shares or any exchanges on which the Shares are then listed which may be required in connection with the authorization, issuance or sale of such Shares by the Company. If any Shares cannot be issued to any Participant for any reason including, without limitation, the failure to obtain such approval, the obligation of the Company to issue such Share shall terminate and any Participant’s Contribution or option price paid to the Company shall be returned to the Participant.

5.6 Income Taxes

The Company may withhold from any remuneration or consideration whatsoever payable to such Participant hereunder, any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of such participation in the Plan.

5.7 Amendments to Plan

The Board may amend, modify or terminate the Plan at any time if and when it is advisable in the absolute discretion of the Board, subject to the approval of any material changes by The Toronto Stock Exchange or such other exchange or exchanges on which the Shares are traded. However, any amendment of such Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	materially increase the number of Shares issuable under the Plan; or

(c)	materially modify the requirements as to eligibility for participation in the Plan;

shall be effective only upon the approval of the shareholders of the Company and, if required, the approval of any regulatory body having jurisdiction over the Shares and any stock exchanges on which the Shares are then listed for trading. Except as expressly otherwise provided herein, however, no change in an award already granted under the Plan shall be made without the written consent of the recipient of such award.

5.8

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.9 Compliance with Applicable Law, etc

If any provision of the Plan or any agreement entered into pursuant to the Plan contravenes any law or any order, policy, by-law or regulation of any regulatory body or stock exchange having authority over the Company or the Plan then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

PART 6 ADMINISTRATION OF THE PLAN

6.1	Administration by the Committee

(a)	Unless otherwise determined by the Board, the Plan shall be administered by the Compensation and Benefits Committee (the “Committee”) appointed by the Board and constituted in accordance with such Committee’s charter. The members of the Committee serve at the pleasure of the Board and vacancies occurring in the Committee shall be filled by the Board.

(b)	The Committee shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan, to:

(i)	adopt and amend rules and regulations relating to the administration of the Plan and make all other determinations necessary or desirable for the administration of the Plan. The interpretation and construction of the provisions of the Plan and related agreements by the Committee shall be final and conclusive. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any related agreement in the manner and to the extent it shall deem expedient to carry the Plan into effect and it shall be the sole and final judge of such expediency; and

(ii)	otherwise exercise the powers delegated to the Committee by the Board and under the Plan as set forth herein.

6.2	Board Role

(a)	The Board, on the recommendation of the Committee, shall determine and designate from time to time the individuals to whom awards shall be made, the amounts of the awards and the other terms and conditions of the awards.

(b)	The Board may delegate any of its responsibilities or powers under the Plan to the Committee, provided that the grant of all Shares, Options or other awards under the Plan shall be subject to the approval of the Board. No Option shall be exercisable in whole or in part unless and until such approval is obtained.

(c)	In the event the Committee is unable or unwilling to act in respect of a matter involving the Plan, the Board shall fulfill the role of the Committee provided for herein.

SCHEDULE “C”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s Statement of Corporate Governance Practices with reference to the Existing TSX Guidelines is set out below.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

1.	Mandate of the Board

	The board of directors of every corporation should explicitly assume responsibility for stewardship of the corporation.	Yes	The Board of Directors has assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate (as described above) setting out its stewardship responsibilities.

As part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:

	(a) adoption of a strategic planning process;	Yes	In April 2003, the Board adopted a strategic planning process which involves, among other things, the following:

(a) at least one meeting per year will be devoted substantially to review of strategic plans that are proposed by management;

(b) meetings of the Board, at least quarterly, to discuss strategic planning issues, with and without members of management;

(c) the Board reviews and assists management in forming short and long term objectives of the Corporation on an ongoing basis;

(d) the Board also maintains oversight of management’s strategic planning initiatives through annual and quarterly budget reviews and approvals. The strategic planning

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

process adopted by the Board takes into account, among other things, the opportunities and risks of the business.

(b)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes	In order to ensure that the principal business risks borne by the Corporation are identified and appropriately managed, the Board receives periodic reports from management of the Corporation’s assessment and management of such risks. In conjunction with its review of operations which takes place at each Board meeting, the Board considers risk issues and approves corporate policies addressing the management of the risk of the Corporation’s business.

(c)	succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation’s senior management. The Board approves the appointment of senior management and reviews their performance on an ongoing basis.

(d)	a communication policy for the corporation;	Yes	The Corporation has a disclosure policy addressing, among other things, how the Corporation interacts with analysts and the public, and contains measures for the Corporation to avoid selective disclosure. The Corporation has a Disclosure Committee responsible for overseeing the Corporation’s disclosure practices. This committee consists of the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary and senior Corporate Communications and Investor Relations Department personnel, and receives advice from the Corporation’s outside legal counsel. The Disclosure Committee assesses materiality and determines when developments justify public

Does the
Corporation
TSX Corporate Governance Guideline			Align?	Comments

disclosure. The committee will review the disclosure policy annually and as otherwise needed to ensure compliance with regulatory requirements. The Board reviews and approves the Corporation’s material disclosure documents, including its annual report, annual information form and management proxy circular. The Corporation’s annual and quarterly financial statements, Management’s Discussion and Analysis and other financial disclosure is reviewed by the Audit Committee and recommended to the Board prior to its release.

	(e)	the integrity of the corporation’s internal control and management information systems.	Yes	The Audit Committee has the responsibility to monitor and assess the integrity of the Corporation’s internal controls and management information systems, review them with management and the Corporation’s external auditors, and report to the Board with respect thereto.

2/3.	Composition of the Board

	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors.		Yes	At the date of this Circular, six of the eleven members of the Board of Directors are “unrelated”, as that term is defined in the Existing TSX Guidelines.

The definitions under the Existing TSX Guidelines are as follows:

- a director who is independent of management and is free from any interest and any business or other relationship which could, or reasonably be perceived to, materially interfere with the directors ability to act with a view to the best interest of the company, other than interests and relationships arising from shareholding.

Does the
Corporation
TSX Corporate Governance Guideline	Align?	Comments

A “related director” is a director who is not an unrelated director or is a member of management.

If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Yes	The Existing TSX Guidelines define “significant shareholder” to mean a shareholder with the ability to exercise a majority of the votes for the election of the board of directors. The Corporation does not have a “significant shareholder” as so defined. However, the Chairman and the Chief Executive Officer of the Corporation holds approximately 34.33% of the Corporation’s voting securities as at the date of this Circular. The Corporation has six of eleven directors who are “unrelated” (as defined under the Existing TSX Guidelines) to both the Corporation and its Chairman and Chief Executive Officer.

Disclose for each director whether he or she is related, and how that conclusion was reached.		Messrs. Friedland, Flood, Meredith and Macken, as senior officers of the Corporation and/or one or more of its subsidiaries and members of management, are considered to be related directors.

Messrs. Huberman, Weatherall, Faber, Hanson, Thygesen and Bruk are considered to be unrelated directors, as defined in the Existing TSX Guidelines. The Board has determined that they are not members of and independent of management, and are free from any interest and any business, family or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of the Corporation, other than interests and relationships arising solely from shareholdings. In addition, they are not currently and have not been within the last three years, officers, employees or material service providers to the Corporation

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

or any of its subsidiaries or affiliates, or officers, employees or controlling shareholders of an entity that has a material business relationship with the Corporation. By virtue of an agreement for consulting services between the Corporation and a company beneficially owned by Mr. Balloch and his spouse, pursuant to which the Corporation paid compensation in excess of Cdn.$75,000 in each of the last two years, Mr. Balloch is presently considered to be a related director. Payments pursuant to such agreement terminated in October 2004.

4.	Nominating/Corporate Governance Committee

	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, with the responsibility of proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Board has a Nominating and Corporate Governance Committee consisting of Messrs. Huberman, Hanson, Weatherall, Thygesen, Faber and Bruk all of whom are outside unrelated directors. Mr. Huberman has been appointed as Chairman of the committee, in addition to being the Corporation’s lead director. The full Board will determine, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities it should seek in new Board members in order to add value to the Corporation. Based on this framework, the Nominating and Corporate Governance Committee has responsibility for approaching and proposing to the full Board new nominees to the Board, and for assessing directors on an ongoing basis.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

5.	Board Assessment

	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board, as a whole, the committees of the board and the contribution of individual directors.	Yes	The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the Board, and overseeing the execution of, a process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, on an annual basis. The Nominating and Corporate Governance Committee has developed and is continuing to refine an assessment process for the Board and each of its committees. In addition, the Committee is developing an appropriate process to assess the contribution of individual directors.

6.	Orientation and Education

	Every corporation, as an integral element of the process of appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes	The Corporation takes steps to ensure that prospective directors fully understand the role of the Board and its committees and the contribution individual directors are expected to make, including in particular the commitment of time and energy that the Corporation expects of its directors. New directors are provided with a comprehensive information package, including pertinent corporate documents and a director’s manual containing information on the duties, responsibilities and liabilities of directors. New directors are also briefed by management as to the status of the Corporation’s business. Directors are provided with the opportunity to make site visits to the Corporation’s properties.

Management and outside advisors provide information and education sessions to the Board and its committees on a continuing basis as necessary to keep the directors up-to-date with the Corporation, its business and the environment in which it

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

operates as well as with developments in the responsibilities of directors.

7.	Size and Composition of the Board

	Every board of directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	Yes	The directors of the Corporation have reviewed the size of the Board and believe that the current Board size and composition results in a balanced representation on the Board of Directors among management, unrelated directors and the Corporation’s major shareholder. While the Board functions effectively, given the Corporation’s stage of development and the size and complexity of its business, the Board, through its Nominating and Corporate Governance Committee, will continue to seek additional qualified candidates to augment its experience and expertise and to enhance the Corporation’s ability to effectively develop its business interests. The Nominating and Corporate Governance Committee will continue to examine the size and composition of the Board and recommend adjustments from time to time to ensure that the Board continue to be of a size that facilitates effective decision-making.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

8.	Compensation

	The board of directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	Outside unrelated directors currently receive Cdn.$15,000 per annum for acting as such. Mr. David Huberman receives an additional Cdn.$60,000 per annum for acting as the Lead Director of the board of directors. Mr. John Weatherall, as Chair of the Audit Committee, receives an additional Cdn.$25,000 per annum, for acting in such capacity. Outside unrelated directors also receive Cdn.$1,200 per in-person board or committee meeting attended.

In addition to their cash compensation, non-executive directors also receive a grant of 25,000 stock options per annum, such options having a five year term and fully vesting on the first anniversary of the date of the grant.

The Board acts through its Compensation and Benefits Committee to review the adequacy and form of compensation of the directors and ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director. The members of the Compensation and Benefits Committee are Messrs. Huberman, Thygesen, Hanson and Bruk, who are all outside unrelated directors.

9.	Composition of Committees

	Committees of the board of directors should generally be composed of outside (i.e. non-management) directors, the majority of whom are unrelated directors, although some board committees may include one or more inside directors.	Yes	The Board of Directors has established three standing committees of directors (the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee), each of which is comprised entirely of outside unrelated directors.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

Effective March 11, 2005, the Board has also established an Executive Committee consisting of the Chief Executive Officer, President and one outside unrelated director (currently the Lead Director) to meet between formal meetings of the Board as necessary, with authority to approve expenditures of up to U.S.$10,000,000.

10.	Governance Committee

	Every board of directors should assume responsibility for, or assign to a committee of directors, the general responsibility for, developing the corporation’s approach to governance issues. This committee would, among other things, be responsible for the corporation’s response to the TSX Guidelines.	Yes	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board relating to the Corporation’s approach to corporate governance and the Corporation’s response to the Existing TSX Guidelines.

11.	Position Descriptions

	The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, including the definition of limits to management’s responsibilities.	Yes	The Board of Directors has adopted a formal mandate for the Board, as stated in Item 1, and is developing a formal position description for the CEO. The Board of Directors requires management to obtain the Board of Directors’ approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board of Directors expects management to keep it aware of the Corporation’s performance and events affecting the Corporation’s business, including opportunities in the marketplace and adverse or positive developments. The Board of Directors retains responsibility for any matter that has not been delegated to senior management or to a committee of

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

directors.

	In addition, the board should approve or develop the corporate objectives, which the CEO is responsible for meeting.	Yes	The Board of Directors is developing specific financial and business objectives for the Corporation, which will be used as a basis for measuring the performance of the CEO.

12.	Procedures to Ensure Independence

Every board of directors should implement structures and procedures which ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) assign this responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.	Yes	Mr. Friedland, the Corporation’s Chief Executive Officer, currently serves as Chairman of the Board of Directors. The Board of Directors is of the view that appropriate structures and procedures are in place to allow the Board to function independently of management while continuing to provide the Corporation with the benefit of having a Chairman of the Board with extensive experience and knowledge of the Corporation’s business.

The Board has created the position of lead director, with specific responsibility for maintaining the independence of the Board and ensuring that the Board carries out its responsibilities. Mr. Huberman, who also serves as chair of the Nominating and Corporate Governance Committee, serves as the Corporation’s lead director.

The Nominating and Corporate Governance Committee also provides a forum without management being present to receive any expression of concern from a director, including a concern regarding the independence of the Board from management.

The Board sets aside a portion of each regularly scheduled meeting to discuss any issues without management directors being present. In addition, all committees meet

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

without management or related directors being present at the request of any directors.

13.	Composition of the Audit Committee

	The audit committee of every board of directors should be composed only of outside directors.	Yes	The Audit Committee is composed only of outside directors (as required by the Existing TSX Guidelines), all of whom are also unrelated directors.

The Board has determined that all members of the Audit Committee are financially literate since each member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

	The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee includes the overseeing of the Corporation’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Corporation’s financial statements, monitoring the independence and performance of the Corporation’s external auditors and acting as a liaison between the Board and the Corporation’s auditors. The activities of the Audit Committee include reviewing the Corporation’s interim financial statements and annual financial statements and Management’s Discussion and Analysis, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of audits and

Does the
Corporation
TSX Corporate Governance Guideline	Align?	Comments

any change in accounting procedures or policies, and evaluating the performance of the Corporation’s auditors.

The Corporation has adopted an Audit Committee charter which codifies the mandate of the Audit Committee to, and specifically defines its relationship with, and expectations of, the external auditors, including the establishment of the independence of the external auditor and the approval of any non-audit mandates of the external auditor; the engagement, evaluation, remuneration and termination of the external auditor; its relationship with, and expectations of, the internal auditor function and its oversight of internal control; and the disclosure of financial and related information. The Board will review and reassess the adequacy of the Audit Committee charter on an annual basis.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee has regular access to the Chief Financial Officer of the Corporation. The external auditors regularly attend all meetings of the Audit Committee. At each meeting of the Audit Committee, a portion of the meeting is set aside to discuss matters with the external auditors without management being present. In addition, the Audit Committee has the authority to call a meeting with the external auditors without management being present, at the Committee’s discretion.

Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of	Yes	The Audit Committee oversees management reporting on the Corporation’s internal controls and annually reviews management’s system of internal control to ensure that it is effective.

Does the
Corporation
TSX Corporate Governance Guideline		Align?	Comments

the Audit Committee to ensure that management has done so.

15.	External Advisors

	The board of directors should implement a system which enables individual directors to engage an outside advisor, at the expense of the company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

IVANHOE MINES LTD.
654 - 999 Canada Place, Vancouver, British Columbia V6C 3E1
Tel: (604) 688 5755       Fax: (604) 682 2060

P R O X Y

This proxy is solicited by the management of IVANHOE MINES LTD. (the “Corporation”) for the Annual General Meeting of its shareholders (the “Meeting”) to be held on May 10, 2005.

The undersigned hereby appoints, R. Edward Flood, Deputy Chairman and Director, or failing him, Beverly A. Bartlett, Corporate Secretary of the Corporation, or instead of either of the foregoing, (insert name)                                                             , as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held in the Atkins/Ceperley room, Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on May 10, 2005 at 9:00 AM, local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1.	ELECTION OF DIRECTORS
The nominees proposed by management of the Corporation are:

ROBERT M. FRIEDLAND	FOR ☐	WITHHOLD ☐
R. EDWARD FLOOD	FOR ☐	WITHHOLD ☐
KJELD THYGESEN	FOR ☐	WITHHOLD ☐
ROBERT HANSON	FOR ☐	WITHHOLD ☐
JOHN WEATHERALL	FOR ☐	WITHHOLD ☐
MARKUS FABER	FOR ☐	WITHHOLD ☐
JOHN MACKEN	FOR ☐	WITHHOLD ☐
DAVID HUBERMAN	FOR ☐	WITHHOLD ☐
JOHN BRUK	FOR ☐	WITHHOLD ☐
HOWARD BALLOCH	FOR ☐	WITHHOLD ☐
PETER MEREDITH	FOR ☐	WITHHOLD ☐

2.	APPOINTMENT OF AUDITORS
To appoint Deloitte & Touche, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the board of directors.

FOR ☐ WITHHOLD ☐

3.	EMPLOYEES’ AND DIRECTORS’ EQUITY INCENTIVE PLAN

To approve the amended and restated Employee’s and Directors’ Equity Incentive Plan as defined in Schedule “A” of the Management Proxy Circular.

FOR ☐ AGAINST ☐

4.	Upon any permitted amendment to or variation of any matter identified in the Notice of Annual General Meeting.

5.	Upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED:	, 2005.

Signature of Shareholder

(Please print name here)

Note: If not dated, this proxy is deemed to be dated on the day sent by the Corporation.

Affix label here
Name of Shareholder
Address of Shareholder

(Please advise the Corporation of any change of address)

NOTES:

A proxy will not be valid unless the completed, signed and dated form of proxy is faxed to (604) 688 4301 or (416) 363 9524 or delivered to the office of CIBC Mellon Trust Company, Suite 1600, The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, or 200 Queens Quay East, Unit 6, Toronto, Ontario, M5A 4K9 not less than 48 hours (excluding Saturdays and holidays) before the time at which the Meeting is to be held, or any adjournment thereof.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one’s proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing.

A shareholder has the right to appoint a person, who need not be a shareholder, other than either of the nominees designated in this form of proxy to attend and act for the shareholder and on the shareholder’s behalf at the Meeting, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. This proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditors, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter.

SUPPLEMENTAL RETURN CARD

May 10, 2005

TO:	REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IVANHOE MINES LTD. (the “Corporation”)

National Instrument 54-101/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements, please complete, sign and return this document to CIBC Mellon Trust Company, The Oceanic Plaza, 1600 — 1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9.

AS THE SUPPLEMENTAL LIST IS UPDATED EACH YEAR, A RETURN CARD WILL BE REQUIRED FROM YOU ANNUALLY IN ORDER FOR YOUR NAME TO REMAIN ON THE LIST.

I CERTIFY THAT I AM A:   REGISTERED / NON-REGISTERED
(Please Circle)

SHAREHOLDER OF
IVANHOE MINES LTD.

Name of Shareholder:

Please Print

Address:

Postal Code:

Signature:

Date:

E-Mail Address:

SHAREHOLDER CONSENT TO DELIVERY OF ELECTRONIC MATERIALS

Ivanhoe Mines Ltd. (the “Company”) is introducing a voluntary option for the delivery of Company documents to its shareholders (“Shareholders”) by electronic means rather than traditional mailing of paper copies. This option allows the Company to provide its shareholders a convenient method of receiving materials meant to increase timeliness for Shareholders, provide benefits to our environment and reduce costs.

I consent to the electronic delivery of the documents listed below that the Company elects to deliver to me electronically, all in accordance with the terms hereof. The consent granted herein will last until revoked by the Shareholder.

1.	The following documents that are filed with securities regulators and mailed to other Shareholders will at the same time be delivered electronically to me (collectively referred to as the “Documents” or each of them as a “Document”):

a)	annual reports including financial statements;

b)	quarterly reports, including financial statements;

c)	notices of meetings of shareholders, management information circulars and forms of proxy; and

d)	such other disclosure documents that the Company makes available by electronic means.

2.	The Documents will be delivered to you by the Company by making them available for your viewing, downloading and/or saving on the Internet website www.ivanhoemines.com (the “Website”). A Shareholder must then go to “Investor Information” and “Financial Reports” and locate the document of interest for viewing.

The Company will advise you by e-mail when the documents are available on the Website.

3.	The viewing, downloading and/or saving of a Document requires me to use:

a)	a computer with a 486/33 processor (or MacIntosh LC III) or higher with at least 16 megabytes of RAM (Random Access Memory) and Windows 3.1;

b)	access to an Internet service provider;

c)	the program Netscape Navigator 3.0 (or higher) or Microsoft Internet Explorer 3.0 (or higher);

d)	the program Adobe Acrobat Reader 3.0 (or higher) to read the material; and

e)	an electronic mail account to receive notification.

For Shareholders without Adobe Acrobat Reader, a link will be provided to allow the downloading of this program. Accordingly, I acknowledge that I understand the above technical requirements and that I possess the technical ability and resources to receive electronic delivery in the manner outlined in this “Consent to Electronic Delivery of Documents”.

4.	I acknowledge that I may receive at no cost a paper copy of any Document to be delivered if the Company cannot make electronic delivery available or if I contact the Company’s transfer agent, CIBC Mellon by telephone at (800) 387-0825, regular mail at Ivanhoe Mines Ltd. c/o CIBC Mellon Trust Company, PO Box 1900, Vancouver, BC V6C 3K9 or via electronic mail at inquiries@cibcmellon.com. I further acknowledge that my request of a paper copy of any Document does not constitute revocation of this “Consent to Electronic Delivery of Documents”.

5.	The Documents will be posted on the Website for delivery for a period of time corresponding to the notice period stipulated under applicable legislation and the Documents will remain posted on the Website thereafter for a period of time which is appropriate and relevant, given the nature of the document.

6.	I understand that my consent may be revoked or changed at any time by notifying the Company’s transfer agent of such revocation or changed by telephone, regular mail or e-mail as specified in paragraph 4 above.

7.	I understand that the Company maintains in confidence the personal information I provide as a Shareholder and uses it only for the purpose of Shareholder communication.

8.	I understand that I am not required to consent to the electronic delivery of Documents. I have read and understand this “Consent to Electronic Delivery of Documents” and I consent to the electronic delivery of Documents on the foregoing terms.

I have read and understand this “Consent for Electronic Delivery of Documents” and consent to the electronic delivery of the Documents on the terms outlined above.

Please complete the below sections then mail or fax the form to CIBC Mellon Trust Company at the address below.

Print Shareholder(s) Name

(as it appears on your cheques, certificates, statements or correspondence)

E-mail Address

Mailing Address
Address 1

Address 2

City, Province/State

Country

Post Code/Zip Code

Date		Shareholder Signature(s)

Print and mail this form to:	or	Print and fax this form to:
CIBC Mellon Trust Company		1- 604-688-4301
PO Box 1900
Vancouver, BC V6C 3K9

CIBC Mellon Trust Company		1-416-643-5660
PO Box 7010		1-416-643-5661
Adelaide Street Postal Station
Toronto, ON M5C 2W9

April 13, 2005

To the Following Securities Commission(s):

BC Securities Commission	Alberta Securities Commission
Manitoba Securities Commission	New Brunswick Securities Commission
Newfoundland Securities Commission	Securities Registry – Northwest Territories
Nova Scotia Securities Commission	Nunavut Securities Commission
Ontario Securities Commission	Prince Edward Island Securities Commission
Quebec Securities Commission	Saskatchewan Securities Commission
Department of Justice-Yukon

To the Following Stock Exchange(s):

Toronto Stock Exchange
New York Stock Exchange

Dear Sirs:

     RE:     IVANHOE MINES LTD.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 13th day of April, 2005.

A)	Notice of Annual Meeting of the Shareholders and Management Proxy Circular;
B)	Financial Statements for the Year Ended December 31, 2004 and 2003;
C)	Shareholder Consent to Delivery of Electronic Materials;
D)	Proxy; and
E)	Supplemental Mail Return Card.

Yours very truly,
IVANHOE MINES LTD.
per

“Beverly A. Bartlett”

Corporate Secretary

Ivanhoe Mines Ltd.
654 – 999 Canada Place
Vancouver, BC V6C 3E1

Ph: 604 688-5755 Fax: 604 682-2060
www.ivanhoe-mines.com